Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-141807
333-125926

PROSPECTUS

ABIOMED, Inc.

3,104,455 Shares of Common Stock

The shares of our common stock covered by this prospectus are being offered for sale by the selling stockholders identified in this prospectus on a delayed or continuous basis.

We will not receive any proceeds from the offering. We will bear the costs related to the registration of the shares covered by this prospectus, other than selling commissions.

The selling stockholders, or other pledgees, donees, transferees or other successors-in-interest of the selling stockholders, may offer and sell the shares from time to time in one or more transactions. Sales may be made on one or more exchanges, including the NASDAQ Global Market, in the over-the-counter market or in privately negotiated transactions at prevailing market prices or at negotiated prices. The selling stockholders may sell the shares through broker-dealers or agents, who may receive compensation in the form of commissions, discounts or concessions.

Our common stock trades on the NASDAQ Global Market under the symbol “ABMD.” The last reported sale price of our common stock on the NASDAQ Global Market on May 15, 2007 was $11.96 per share.

Investing in our common stock involves a high degree of risk. See Risk Factors beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Unless the context otherwise requires, all references to “ABIOMED,” “we,” “our,” “us” or “our company” in this prospectus refer to ABIOMED, Inc., a Delaware corporation, and its subsidiaries.

The date of this prospectus is May 18, 2007

You should rely on the information contained in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, and reference is made to the actual documents filed with the United States Securities and Exchange Commission, or SEC, for complete information. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to one or more of the registration statements of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

ABIOMED and ABIOCOR are trademarks of ABIOMED, Inc., and are registered in the U.S.A. and certain foreign countries. BVS is a trademark of ABIOMED, Inc. and is registered in the U.S.A. AB5000 is a trademark of ABIOMED, Inc. IMPELLA and RECOVER are trademarks of Abiomed Europe GmbH, a subsidiary of ABIOMED, Inc., and are registered in the U.S.A. and certain foreign countries. This prospectus may also include trademarks of companies other than ABIOMED.

SUMMARY

This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described below under “Where You Can Find More Information” and “Information Incorporated by Reference.” This summary does not contain all of the information that you should consider before investing in our common stock being offered by this prospectus. We urge you to read carefully this entire prospectus, the documents incorporated by reference into this prospectus and all applicable prospectus supplements relating to our common stock before making an investment decision.

About This Prospectus

This prospectus is part of two “shelf” registration statements that we filed with the SEC. Under these registration statements, the selling stockholders may from time to time offer up to 3,104,455 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. We will not receive any proceeds from the sale of these shares of common stock by the selling stockholders.

Upon receipt of notice from the selling stockholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling stockholder. You should carefully read this prospectus and each applicable prospectus supplement, if any, together with the additional information described under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.” If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement.

About ABIOMED, Inc.

We are a leading provider of medical devices that provide circulatory support to acute heart failure patients across the continuum of care in heart recovery. Our products are designed to enable the heart to rest, heal and recover by improving blood flow and/or performing the pumping function of the heart. Our products can be used in a broad range of clinical settings, including by heart surgeons for patients in profound shock and by interventional cardiologists for patients who are pre-shock in the cardiac catheterization lab, or cath lab. We are focused on increasing awareness of heart recovery alternatives and establishing recovery as the standard of care for patients with failing but potentially recoverable hearts. Since 2004, our new executive team has focused our efforts on expanding our product portfolio, and we currently have eight disposable products that have either been approved or cleared by the FDA or have received CE mark approval, as well as several additional products in development.

We currently manufacture and sell the AB5000 Circulatory Support System and the BVS 5000 Biventricular Support System for circulatory support of acute heart failure patients in profound shock, including patients suffering from cardiogenic shock after a heart attack or heart surgery, and patients with myocarditis, or a virus in the heart. These devices, which are used in the surgery suite, can assume the pumping function of the heart, allowing the patient’s heart to rest, heal and potentially recover. The AB5000 has several clinical advantages over the BVS 5000, including a higher pulsatile blood flow of up to six liters per minute, the ability to provide a longer duration of support and the facilitation of patient mobility within the hospital. These advantages enable us to offer our heart recovery solution to a broader range of patients, including patients who have had an acute myocardial infarction or are suffering from myocarditis.

In addition to our products for the surgery suite, we offer other circulatory assist devices that can be used in cath labs, where interventional cardiologists treat a larger percentage of heart attack patients and also perform angioplasty and high-risk angioplasty procedures. Our devices designed primarily for pre-shock patients in the cath lab are our Impella 2.5 and Impella 5.0 catheters, which are percutaneous micro heart pumps, providing up to 2.5 and 5.0 liters of blood flow per minute, respectively. These catheters can be quickly inserted through the femoral artery over a guide wire to reach the left ventricle of the heart. Our Impella devices have CE mark approval and have been used to treat more than 850 patients in Europe. These devices are not yet approved for commercial sale in the United States.

Our other product for the cath lab is our recently introduced percutaneous intra-aortic balloon, or IAB. An IAB is typically used as an initial line of therapy for patients with diminished heart function. To support our IAB, we developed our iPulse combination console, which is also designed to support our AB5000 and BVS 5000 systems, as well as other products we may offer in the future. The iPulse console has CE mark approval in Europe, but is not yet approved for commercial sale in the United States.

We are a Delaware corporation and commenced operations in 1981. Our principal executive offices are located at 22 Cherry Hill Drive, Danvers, Massachusetts 01923, and our telephone number is (978) 777-5410. Our web address is www.abiomed.com. We make available free of charge through the Investors section of our website all reports that we file with the Securities and Exchange Commission. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider these risks as well as the other information we include or incorporate by reference in this prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties of which we are unaware or that we currently deem immaterial may also adversely affect our business. If any of these risks materializes, the trading price of our common stock could fall and you might lose all or part of your investment.

This section includes or refers to forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this prospectus.

Risks Related to Our Business

We have not operated at a profit and do not expect to be profitable in the foreseeable future.

We have had net losses in each of the past three fiscal years. We plan to make large expenditures in fiscal 2008 and subsequent fiscal years for, among other things, the expansion of our global distribution network and ongoing product development, which we expect will result in losses in future periods. These expenditures include costs associated with hiring additional personnel, performing clinical trials, continuing our research and development relating to our products under development, seeking regulatory approvals and, if we receive these approvals, commencing commercial manufacturing and marketing. The amount of these expenditures is difficult to forecast accurately, and cost overruns may occur. We also expect that we will need to make significant expenditures to begin to market and manufacture in commercial quantities our Impella products, our IAB, the AbioCor and any other new products for which we may receive regulatory approvals or clearances in the future.

If we fail to obtain and maintain necessary governmental approvals for our products and indications, we may be unable to market and sell our products in certain jurisdictions.

Medical devices such as ours are extensively regulated by the FDA in the United States and by other federal, state, local and foreign authorities. Governmental regulations relate to the testing, development, manufacturing, labeling, design, sale, promotion, distribution, importing, exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must generally first receive either a premarket approval, or PMA, or 510(k) clearance from the FDA. Both of these processes can be expensive and lengthy and entail significant expenses. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA. We cannot assure you that any regulatory clearances or approvals, either foreign or domestic, will be granted on a timely basis, if at all. If we are unable to obtain regulatory approvals or clearances for use of our products under development, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of these products could be limited. The FDA may also limit the claims that we can make about our products.

For example, we plan to pursue premarket approval for each of our Impella 2.5 and Impella 5.0, and we are seeking 510(k) clearance of our Impella 2.5. In addition, we have submitted for premarket approval of our iPulse console.

We cannot assure you that we will receive any of these approvals or clearances. For example, in response to our 510(k) submission for the Impella 2.5 for short duration use (up to six hours), the FDA recently responded with a letter indicating that the FDA believes that the technological characteristics of the Impella 2.5 raise new questions of safety and effectiveness that are not addressed by the predicate devices we identified in our 510(k) submission. The FDA stated it is unaware of a predicate device raising the same questions and asked us to identify a predicate device that does so. We intend to respond to the FDA’s letter by submitting additional data attempting to demonstrate that the device does not raise a new question of safety or effectiveness, and we believe we will be successful in answering the FDA’s concerns. We may also amend our 510(k) submission to identify additional predicate devices. If we succeed in addressing these concerns, we expect to receive additional questions and requests for information from the FDA as we pursue 510(k) clearance of the Impella 2.5. If the FDA deems any of our responses unsatisfactory, we will not receive 510(k) clearance. We cannot assure you that we will successfully address the FDA’s concerns or obtain 510(k) clearance for the Impella 2.5 on a timely basis, or at all. A device that raises a new question of safety or effectiveness is not eligible for the 510(k) clearance pathway and must undergo the PMA approval process. If we do not receive 510(k) clearance for our Impella 2.5 device, then based on our plan to continue with our PMA strategy, the commercial launch of the Impella 2.5 in the U.S. could take an additional 12 months or more. If we do not receive FDA approval or clearance for one or more of our products, we will be unable to market and sell those products in the U.S., which would have a material adverse effect on our operations and prospects.

We intend to market our new products in international markets, including the European Union and Japan. Approval processes differ among those jurisdictions, and approval in the U.S. or any other single jurisdiction does not guarantee approval in any other jurisdiction. Obtaining foreign approvals could involve significant delays, difficulties and costs for us and could require additional clinical trials.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

In order to obtain premarket approval and, in some cases, a 510(k) clearance, we may be required to conduct well-controlled clinical trials designed to test the safety and effectiveness of the product. In order to conduct clinical studies, we must generally receive an investigational device exemption, or IDE, for each device from the FDA. An IDE allows us to use an investigational device in a clinical trial to collect data on safety and effectiveness that will support an application for premarket approval or 510(k) clearance from FDA. We have received IDE approval and are currently conducting pilot clinical trials for each of our Impella 2.5 and Impella 5.0. In the Impella 2.5 pilot trial, the proposed indication for use is support during high-risk angioplasty for up to five days. In the Impella 5.0 pilot trial, the proposed indication for use includes post-cardiotomy patients who have been weaned from the heart-lung machine. We may conduct additional clinical trials in the future to address additional indications for use.

Conducting clinical trials is a long, expensive and uncertain process that is subject to delays and failure at any stage. Clinical trials can take months or years to complete. The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including:

•	the FDA may not approve a clinical trial protocol or a clinical trial, or may place a clinical trial on hold;

•	subjects may not enroll in clinical trials at the rate we expect and/or subjects are not followed-up at the rate we expect;

•	subjects may experience adverse side effects or events related or unrelated to our products;

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third-party clinical investigators may not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations may not perform data collection and analysis in a timely or accurate manner;

•	the interim results of any of our clinical trials may be inconclusive or negative;

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regulatory inspections of our clinical trials or manufacturing facilities may require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

•	our manufacturing process may not produce finished products that conform to design and performance specifications; or

•	governmental regulations or administrative actions may change and impose new requirements.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. A number of companies in the medical industry have suffered delays, cost overruns and project terminations despite achieving promising results in pre-clinical testing or early clinical testing. In addition, the data obtained from clinical trials may be inadequate to support approval or clearance of a submission. The FDA may disagree with our interpretation of the data from our clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate the safety and effectiveness of the product candidate. The FDA may also require us to conduct additional pre-clinical studies or clinical trials, which could further delay approval of our products. If we are unable to receive FDA approval of an IDE to conduct clinical trials or the trials are halted by the FDA or others, or if we are unsuccessful in receiving FDA approval of a product candidate, we would not be able to sell or promote the product candidate in the U.S., which would seriously harm our business. Moreover, we face similar risks in each other jurisdiction in which we sell or propose to sell our products.

If we make modifications to a product, whether in response to results of clinical testing or otherwise, we could be required to start our clinical trials over, which could cause serious delays that would adversely affect our results of operations. Even modest changes to certain components of our products could result in months or years of additional clinical trials.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. Since 2004, we have experienced significant growth in the scope of our operations and the number of our employees, including the addition of our operations in Germany and France. This growth has placed significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we will need to continue to grow. However, continued growth presents numerous challenges, including:

•	developing our global sales and marketing infrastructure and capabilities;

•	expanding manufacturing capacity and increasing production;

•	expansion of foreign regulatory compliance capabilities;

•	implementing appropriate operational and financial systems and controls;

•	identifying, attracting and retaining qualified personnel, particularly experienced clinical staff; and

•	training, managing and supervising our personnel worldwide.

Any failure to manage our growth effectively could impede our ability to successfully develop, market and sell our products, which could seriously harm our business.

The markets for most of our products and products under development are unproven, and we may be unable to successfully commercialize our products.

Our products and products under development may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. We need to create markets for our Impella micro heart pumps, AB5000, IAB, iPulse console, AbioCor, AbioCor II and other new products, including achieving market acceptance among physicians, medical centers, patients and third-party payers. In particular, we need to gain acceptance of our Impella products among interventional cardiologists, who have not previously been users of our other devices. The obstacles we will face in trying to create successful commercial markets for our products include:

•	limitations inherent in first-generation devices, and the potential failure to develop successive improvements, including increases in service life;

•	the introduction by other companies of new treatments, products and technologies that compete with our products;

•	the timing and amount of reimbursement for these products, if any, by third-party payers;

•	the potential reluctance of clinicians to obtain adequate training to use our products;

•	the lifestyle limitations that patients will have to accept for our AbioCor and AbioCor II products; and

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the potential reluctance of physicians, patients and society as a whole to accept medical devices that replace or assist the heart or the finite life and risk of mechanical failure inherent in such devices.

The commercial success of our products will require acceptance by surgeons and interventional cardiologists, a limited number of whom have significant influence over medical device selection and purchasing decisions.

We may achieve our business objectives only if our products are accepted and recommended by leading cardiovascular surgeons and interventional cardiologists, whose decisions are likely to be based on a determination by these clinicians that our products are safe and cost-effective and represent acceptable methods of treatment. Although we have developed relationships with leading cardiac surgeons, the commercial success of our Impella products, IAB and iPulse console will require that we also develop relationships with leading interventional cardiologists in cath labs, where we do not yet have a significant presence. We cannot assure you that we can maintain our existing relationships and arrangements or that we can establish new relationships in support of our products. If cardiovascular surgeons and interventional cardiologists do not consider our products to be adequate for the treatment of our target cardiac patient population or if a sufficient number of these clinicians recommend and use competing products, it would seriously harm our business.

The training required for clinicians to use our products could reduce the market acceptance of our products and reduce our revenue.

Clinicians must be trained to use our products proficiently. It is critical to the success of our sales efforts that we ensure that there are a sufficient number of clinicians familiar with, trained on and proficient in the use of our products. Convincing clinicians to dedicate the time and energy necessary to obtain adequate training in the use of our products is challenging, and we may not be successful in these efforts. If clinicians are not properly trained, they may misuse or ineffectively use our products. Any improper use of our products may result in unsatisfactory outcomes, patient injury, negative publicity or lawsuits against us, any of which could harm our reputation and product sales. Furthermore, our inability to educate and train clinicians to use our products may lead to inadequate demand for our products.

Our products are subject to extensive regulatory requirements, including continuing regulatory review, which could affect the manufacturing and marketing of our products.

The FDA and other regulatory agencies continue to review products even after they have received initial approval. If and when the FDA or another regulatory agency clears or approves our products under development, the manufacture and marketing of these products will be subject to continuing regulation, including compliance with the FDA’s adverse event reporting requirements, prohibitions on promoting a product for unapproved uses, and Quality System Regulation, or QSR, requirements, which obligate manufacturers, including third-party and contract manufacturers, to adhere to stringent design, testing, control, documentation and other quality assurance procedures during the design and manufacture of a device.

Any modification to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA may review any such decision. Modifications of this type are common with new products, and we anticipate that the first generation of each of our products will undergo a number of changes, refinements and improvements over time. For example, the current configuration of the AbioCor’s thoracic unit, or “replacement heart,” is sized for patients with relatively large chest cavities, and we anticipate that we will need to obtain regulatory approval of thoracic units of other sizes, such as the AbioCor II. If the FDA requires us to seek clearance or approval for modification of a previously cleared product for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties, which could have a material adverse effect on our financial results and competitive position. We also cannot assure you that we will be successful in obtaining clearances or approvals for our modifications, if required. We and our third-party suppliers of product components are also subject to inspection and market surveillance by the FDA and other regulatory agencies for QSR and other requirements, the interpretation of which can change. Compliance with QSR and similar legal requirements can be difficult and expensive. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspensions of approvals or clearances, recalls or seizure of products, operating restrictions or shutdown, and criminal prosecutions, and could adversely affect the manufacture and marketing of our products. The FDA or another regulatory agency could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements, the occurrence of unanticipated problems with products following approval, or other reasons, which could adversely affect our operating results.

Even after receiving regulatory clearance or approval, our products may be subject to product recalls, which may harm our reputation and divert our managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our products or order their removal from the market if the governmental entity finds that our products might cause adverse health consequences or death. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including labeling defects. We have in the past initiated voluntary recalls of some of our products, and we could do so in the future. Any recall of our products may harm our reputation with customers and divert managerial and financial resources.

Our principal products and current primary source of revenues, the AB5000 and BVS 5000, are vulnerable to competitive pressures.

To date, we have derived most of our product revenues from sales of the AB5000 and BVS 5000. We believe that we will continue to rely heavily on these products for at least the next several years until we obtain U.S. regulatory approval for new products, including our Impella products and iPulse console. Moreover, we expect to rely increasingly on sales of the AB5000, as sales of the BVS 5000 have been declining. If another company were to introduce new treatments, products or technologies that compete with our products, add new features to its existing products or reduce its prices to make its products more financially attractive to customers, revenue from our AB5000 and BVS 5000 could decline. For example, in the event of the expansion of technologies that allow heart surgical procedures to be performed without stopping the heart, a reduction in the market for these products could result. In addition, variations in the quantity and timing of sales of our AB5000 consoles have a disproportionate effect on our revenues, because the price of the console is substantially greater than the price of our disposable blood pumps. If we cannot maintain and increase our disposable revenues from our AB5000 and BVS 5000, our overall business and financial condition could be adversely affected.

If we are unable to develop additional, high-quality manufacturing capacity, our growth may be limited and our business could be seriously harmed.

To be successful, we believe we will need to increase our manufacturing capacity. We do not have experience in manufacturing our Impella products in the commercial quantities that might be required if we receive FDA approval of those products, nor do we have experience manufacturing our AB5000, IAB and AbioCor in large quantities. We may encounter difficulties in scaling up manufacturing of our products, including problems related to product yields, quality control and assurance, component and service availability, adequacy of control policies and procedures, and lack of skilled personnel. If we cannot hire, train and retain enough experienced and capable scientific and technical workers, we may not be able to manufacture sufficient quantities of our current or future products at an acceptable cost and on time, which could limit market acceptance of our products or otherwise damage our business.

Each of our products is manufactured in a single location, and any significant disruption in production could impair our ability to deliver our products.

We manufacture our Impella micro heart pumps at our facility in Aachen, Germany, and we manufacture our other products at our facility in Danvers, Massachusetts. Events such as fire, flood, power loss or other disasters could prevent us from manufacturing our products in compliance with applicable FDA and other regulatory requirements, which could result in significant delays before we restore production or commence production at another site. These delays may result in lost sales. Our insurance may not be adequate to cover our losses resulting from disasters or other business interruptions. Any significant disruption in the manufacturing of our products could seriously harm our business and results of operations.

Any failure to achieve and maintain the high manufacturing standards that our products require may seriously harm our business.

Our products require precise, high-quality manufacturing. Achieving precision and quality control requires skill and diligence by our personnel. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. We have from time to time voluntarily recalled certain products. Despite our very high manufacturing standards, we cannot completely eliminate the risk of errors, defects or failures. If we are unable to manufacture the AB5000, BVS 5000, Impella products and our iPulse consoles in accordance with necessary quality standards, or if we are unable to procure additional high-quality manufacturing facilities, our business and results of operations may be negatively affected.

Our AbioCor products involve even greater manufacturing complexities than our current commercial products. Our AbioCor products must be significantly more durable and meet different standards, which may be more difficult to achieve, than those that apply to our current products. If we are unable to manufacture our AbioCor products or other future products on a timely basis at acceptable quality and cost, or if we experience unanticipated technological problems or delays in production, our business will suffer.

We depend on third-party reimbursement to our customers for market acceptance of our products. If third-party payers fail to provide appropriate levels of reimbursement for purchase and use of our products, our sales and profitability would be adversely affected.

Sales of medical devices largely depend on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. The cost of our AB5000 systems, BVS 5000 systems, Impella micro heart pumps and iPulse consoles is substantial, and the cost of implanting the AbioCor in a patient will also be substantial. Without the financial support of government reimbursement or third-party insurers’ payments for patient care, the market for our products will be limited. Medical products and devices incorporating new technologies are closely examined by governments and private insurers to determine whether the products and devices will be covered by reimbursement, and if so, the level of reimbursement which may apply. With regard to the AbioCor, there is a Medicare noncoverage decision for artificial hearts that would prevent Medicare coverage of the services related to the implantation of that device, and that may deter coverage by private insurers. We cannot be sure that third-party payers will cover and/or adequately reimburse sales of our Impella products, iPulse console, AbioCor or other products under development, to enable us to sell them at profitable prices.

In addition, third-party payers are increasingly requiring evidence that medical devices are cost-effective. If we are unable to meet the standards of a third-party payer, that payer may not reimburse the use of our products, which could reduce sales of our products to heath care providers who depend upon reimbursement for payment. We also cannot be sure that third-party payers will continue the current level of reimbursement to physicians and medical centers for use of our AB5000, BVS 5000, Impella products and iPulse consoles. Any reduction in the amount of this reimbursement could harm our business.

Changes in health care reimbursement systems in the United States and abroad could reduce our revenues and profitability.

The federal government has considered ways to change, and has changed, the manner in which healthcare services are provided and paid for in the U.S. Occasionally, Congress passes laws that impact reimbursement for health care services, including reimbursement to hospitals and physicians. States may also enact legislation that impacts Medicaid payments to hospitals and physicians. In addition, the Centers for Medicare & Medicaid Services, the federal agency responsible for administering the Medicare program, establishes payment levels for hospitals and physicians on an annual basis, which can increase or decrease payment to such entities. Future legislative and regulatory initiatives could be introduced that adversely affect demand for our products and have a material adverse impact on our revenues. Our business and results of operations could therefore be adversely affected by future healthcare reforms.

Internationally, medical reimbursement systems vary significantly from country to country, with some countries limiting medical centers’ spending through fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third-party reimbursement. Even if we succeed in bringing our new products to market, uncertainties regarding future healthcare policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

We must comply with healthcare “fraud and abuse” laws, and we could face substantial penalties for non-compliance and be excluded from government healthcare programs, which would adversely affect our business, financial condition and results of operations.

Our business is regulated by laws pertaining to healthcare fraud and abuse, including:

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the federal Anti-Kickback Statute, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending, or arranging for, a good or service for which payment may be made under a federal healthcare program such as Medicare and Medicaid; and

•	state law equivalents to the Anti-Kickback Statute, which may not be limited to government-reimbursed items.

We have various arrangements with customers that may implicate these laws. For example, some physicians who use our products also provide medical advisory and other consulting and personal services. Some of these physician arrangements may not meet Anti-Kickback Statute safe harbor requirements, which may result in increased scrutiny by government authorities having responsibility for enforcing these laws. Additionally, we do not maintain a formal compliance plan concerning interactions with healthcare professionals nor have we formally adopted the recommendations issued by the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG. The OIG may interpret the absence of such formal plan negatively in the case of an enforcement action, which could result in a material adverse effect on our financial condition and results of operations.

If our operations are found to be in violation of any of these or similar laws or regulations, we or our officers may face significant civil and criminal penalties, damages, fines, imprisonment and exclusion from the Medicare and Medicaid programs. Any violations may lead to curtailment or restructuring of our operations, which could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. If enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with whom we do business are found not to comply with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

If we cannot attract and retain the management, scientific, sales and other personnel we need, we will not be successful.

We depend heavily on the contributions of the principal members of our business, financial, technical, sales and support, regulatory and clinical, operating and administrative management and staff, many of whom would be difficult to replace. For example, many of the members of our clinical staff are registered nurses with experience in the surgery suite or cath lab, only a limited number of whom seek employment with a company like ours. Competition for skilled and experienced management, scientific, clinical and sales personnel in the medical devices industry is intense. If we lose the services of any of the principal members of our management and staff, or if we are unable to attract and retain qualified personnel in the future, especially scientific and sales personnel, our business could be adversely affected.

If our suppliers cannot provide the components we require, our ability to manufacture our products could be harmed.

We rely on third-party suppliers to provide us with some components used in our existing products and products under development. For example, we outsource the manufacturing of all of our consoles, other than final assembly and testing. Relying on third-party suppliers makes us vulnerable to component part failures and to interruptions in supply, either of which could impair our ability to conduct clinical tests or to ship our products to our customers on a timely basis. Using third-party vendors makes it difficult and sometimes impossible for us to test fully certain components, such as components on circuit boards, maintain quality control, manage inventory and production schedules, and control production costs. Manufacturers of our product components may be required to comply with the FDA or other regulatory manufacturing regulations and to satisfy regulatory inspections in connection with the manufacture of the components. Any failure by a supplier to comply with applicable requirements could lead to a disruption in supply. Vendor lead times to supply us with ordered components vary significantly and can exceed six months or more. Both now and as we expand our manufacturing capacity, we cannot be sure that our suppliers will furnish us with required components when we need them. These factors could make it more difficult for us to effectively and efficiently manufacture our products, and could adversely impact our results of operations.

Some of our suppliers may be the only source for a particular component, which makes us vulnerable to significant cost increases. Sole-source vendors may decide to limit or eliminate sales of certain components to the medical industry due to product liability or other concerns, and we might not be able to find a suitable replacement for those products. Our inventory may run out before we find alternative suppliers, and we might be forced to purchase substantial inventory, if available, to last until we qualify an alternate supplier. If we cannot obtain a necessary component, we may need to find, test and obtain regulatory approval or clearance for a replacement component, produce the component ourselves or redesign the related product, which would cause significant delay and could increase our manufacturing costs. Any of these events could adversely impact our results of operations.

We may not be successful in expanding our direct sales activities into international markets.

We are seeking to expand our international sales of the AB5000, BVS 5000 and Impella circulatory assist systems, as well as our iPulse console, by recruiting direct sales and support teams in Germany and France. Our international operations will be subject to a number of risks, which may vary from the risks we experience in the U.S., including:

•	the need to obtain regulatory approvals in foreign countries before our products may be sold or used;

•	the need to procure reimbursement for our products in each foreign market;

•	the generally lower level of reimbursement available in foreign markets relative to the U.S.;

•	longer sales cycles;

•	limited protection of intellectual property rights;

•	difficulty in collecting accounts receivable;

•	fluctuations in the values of foreign currencies; and

•	political and economic instability.

If we are unable to effectively expand our sales activities in international markets, our results of operations could be negatively impacted.

We intend to expand our reliance on distributors in some international markets, and poor performance by a distributor could reduce our sales and harm our business.

We rely on distributors to market and sell our products in parts of Europe, Asia, South America and Australia. Many of these distributors have the exclusive right to distribute our products in their territory. We may hire distributors to market our products in additional international markets. Our success in these markets will depend almost entirely upon the efforts of our distributors, over whom we have little or no control. If a distributor does not market and sell our products aggressively, we could lose sales and impair our ability to compete in that market.

Our operating results may fluctuate unpredictably.

Historically, our annual and quarterly operating results have fluctuated widely, and we expect these fluctuations to continue. Among the factors that may cause our operating results to fluctuate are:

•	the timing of customer orders and deliveries, particularly for our consoles, which are substantially more expensive than our disposable products;

•	competitive changes, such as price changes or new product introductions that we or our competitors may make;

•	the timing of regulatory actions, such as product approvals or recalls;

•	costs we incur developing and testing our Impella micro heart pumps, IAB, iPulse console, AbioCor, AbioCor II and other new products or product enhancements;

•	costs we incur in anticipation of future sales, such as inventory purchases, expansion of manufacturing facilities, or establishment of international sales offices;

•	economic conditions in the health care industry; and

•	efforts by governments, insurance companies and others to contain health care costs, including changes to reimbursement policies.

We believe that period-to-period comparisons of our historical results are not necessarily meaningful, and investors should not rely on them as an indication of our future performance. To the extent we experience the factors described above, our future operating results may not meet the expectations of securities analysts or investors from time to time, which may cause the market price of our common stock to decline.

We may be unable to obtain any benefit from our net operating loss carryforwards and research and experimentation credit carryforwards.

At March 31, 2006, we had federal and state net operating loss carryforwards of approximately $67.9 million and $24.1 million, respectively, which begin to expire in fiscal 2007. At March 31, 2006, we also had foreign net operating loss carryforwards of approximately $24.8 million that can be carried forward indefinitely. Additionally, at March 31, 2006, we had federal and state research and experimentation credit carryforwards of approximately $5.6 million and $3.8 million, respectively, which begin to expire in fiscal 2007. Ownership changes, as defined in Section 382 of the Internal Revenue Code, may have limited the amount of net operating loss carryforwards and research and experimentation credit carryforwards that we can use each year to offset future taxable income and taxes payable. Subsequent ownership changes could impose additional limitations. We have not done a complete analysis to determine whether changes in the composition of our stockholders, including as a result of our acquisition of Impella and this offering, have resulted or will result in an ownership change for purposes of Section 382. We cannot assure you that we will obtain any benefit from any of our net operating loss carryforwards and research and experimentation credit carryforwards.

Our future success depends in part on the development of new circulatory assist products, and our development efforts may not be successful.

We are currently devoting our major research and development and regulatory efforts, and significant financial resources, to the development of our Impella micro heart pumps, iPulse console, AbioCor, AbioCor II and product extensions of existing commercial products and new products. The development of new products and product extensions presents enormous challenges in a variety of areas, many or all of which we may have difficulty in overcoming, including blood compatible surfaces, blood compatible flow, manufacturing techniques, pumping mechanisms, physiological control, energy transfer, anatomical fit and surgical techniques. We may be unable to overcome all of these challenges, which could adversely affect our results of operations and prospects.

We may not have sufficient funds to develop and commercialize our new products.

The development, manufacture and sale of any medical device in the United States and abroad is very expensive. We cannot be sure that we will have the necessary funds to develop and commercialize our new products, or that additional funds will be available on commercially acceptable terms, if at all. If we are unable to obtain the necessary funding to develop and commercialize our products, our business may be adversely affected.

We own patents, trademarks, trade secrets, copyrights and other intellectual property and know-how that we believe gives us a competitive advantage. If we cannot protect our intellectual property and develop or otherwise acquire additional intellectual property, competition could force us to lower our prices, which could hurt our profitability.

Our intellectual property rights are and will continue to be a critical component of our success. A substantial portion of our intellectual property rights relating to the AB5000, BVS 5000, Impella products, AbioCor, AbioCor II and other products under development is in the form of trade secrets, rather than patents. Unlike patents, trade secrets are only recognized under applicable law if they are kept secret by restricting their disclosure to third parties. We protect our trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants and other parties. However, certain consultants and third parties with whom we have business relationships, and to whom in some cases we have disclosed trade secrets and other proprietary knowledge, may also provide services to other parties in the medical device industry, including companies, universities and research organizations that are developing competing products. In addition, some of our former employees who were exposed to certain of our trade secrets and other proprietary knowledge in the course of their employment may seek employment with, and become employed by, our competitors. We cannot assure you that consultants, employees, and other third parties with whom we have entered into confidentiality agreements will not breach the terms of such agreements by improperly using or disclosing our trade secrets or other proprietary knowledge, that we will have adequate remedies for any such breach, or that our trade secrets will not become known to or be independently developed by our competitors. The loss of trade secret protection for technologies or know-how relating to the AB5000, BVS 5000, Impella products, AbioCor or AbioCor II could adversely affect our business and our prospects.

Our business position also depends in part on our ability to maintain and defend our existing patents and obtain, maintain, and defend additional patents and other intellectual property rights. We intend to seek additional patents, but our pending and future patent applications may not be approved, may not give us a competitive advantage, and could be challenged by others, or, if issued, could be deemed invalid or unenforceable. Patent prosecution, related proceedings, and litigation in the U.S. and in other countries may be expensive, time consuming and ultimately unsuccessful. In addition, patents issued by foreign countries may afford less protection than is available under U.S. patent law, and may not adequately protect our proprietary information. Our competitors may independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours, or design around our patents. Finally, the expiration of patents on which we rely for protection of key products could diminish our competitive advantage and adversely affect our business and our prospects.

We may face claims of intellectual property infringement, which could result in significant expenses or the payment of damages or require us to stop selling our products.

Companies in the medical device industry typically obtain patents and frequently engage in substantial intellectual property litigation. Our products and technologies could infringe on the rights of others. If a third party successfully asserts a claim for infringement against us, we may be liable for substantial damages, be unable to sell products using that technology, or have to seek a license or redesign the related product. These alternatives may be uneconomical or impossible. Intellectual property litigation could be costly, result in product development delays and divert the efforts and attention of management from our business.

Product liability claims could damage our reputation and hurt our financial results.

The clinical use of medical products, even after regulatory approval, poses an inherent risk of product liability claims. We maintain limited product liability insurance coverage, subject to deductibles and exclusions. We cannot be sure that product liability insurance will be available in the future or will be available on acceptable terms or at reasonable costs, or that such insurance will provide us with adequate coverage against potential liabilities. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain physician endorsement of our products or expand our business. As we continue to introduce more products, we face an increased risk that a product liability claim will be brought against us.

Many of our products are designed for patients who suffer from late-stage or end-stage heart failure, and many of these patients do not survive, even when supported by our products. There are many factors beyond our control that could result in patient death, including the condition of the patient prior to use of the product, the skill and reliability of physicians and hospital personnel using and monitoring the product, and product maintenance by customers. However, the failure of the products we distribute for clinical testing or sale could give rise to product liability claims and negative publicity.

The risk of product liability claims will increase as we sell more products that are intended to support a patient until the end of life. The finite life of our products, as well as complications associated with their use, could give rise to product liability claims whether or not the products have extended or improved the quality of a patient’s life. For example, the AbioCor will have a finite life and could cause unintended complications to other organs and may not be able to support all patients successfully. Its malfunction could give rise to product liability claims whether or not it has extended or improved the quality of the patient’s life. If we have to pay product liability claims in excess of our insurance coverage, our financial condition will be adversely affected.

Off-label use of our products may result in injuries that lead to product liability suits, which could be costly to our business.

The use of our products outside the indications cleared for use, or “off-label use,” may increase the risk of injury to patients. Clinicians may use our products for off-label uses, as the FDA does not restrict or regulate a clinician’s choice of treatment within the practice of medicine. Off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

If the FDA or another regulatory agency determines that we have promoted off-label use of our products, we may be subject to various penalties, including civil or criminal penalties.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for which marketing clearance has not been obtained. If the FDA or another regulatory agency determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion.

Quality problems can result in substantial costs and write-downs.

Government regulations require us to track materials used in the manufacture of our products, so that any problem identified in one product can be traced to other products that may have the same problem. An identified quality problem may require reworking or scrapping related inventory and recalling previous shipments. Because a malfunction in our products can be life-threatening, we may be required to recall and replace, free of charge, products already in the marketplace. Any quality problem could cause us to incur significant expenses, lead to significant write-offs, injure our reputation and harm our business and financial results.

Future milestone payments relating to our acquisition of Impella could harm our financial position or result in dilution.

We may be required to make additional contingent payments of up to $11.2 million under the terms of our acquisition of Impella, based on our future stock price performance and milestones related to FDA approval of Impella’s products. If we pay any milestone payment in shares of our common stock, our stockholders may experience dilution. If we use cash to make any such payment, our financial resources will be diminished and we may be unable to pursue other activities, such as research and development, the expansion of our sales force or the acquisition of other new products.

If we fail to compete successfully against our existing or potential competitors, our product sales or operating results may be harmed.

Competition from other companies offering circulatory care products is intense and subject to rapid technological change and evolving industry requirements and standards. We compete with companies that have substantially greater or broader financial, product development, sales and marketing resources and experience than we do. These competitors may develop superior products or products of similar quality at the same or lower prices. Moreover, improvements in current or new technologies may make them technically equivalent or superior to our products in addition to providing cost or other advantages.

Our customers frequently have limited budgets. As a result, our products compete against a broad range of medical devices and other therapies for these limited funds. Our success will depend in large part upon our ability to enhance our existing products, to develop new products to meet regulatory and customer requirements, and to achieve market acceptance. We believe that important competitive factors with respect to the development and commercialization of our products include the relative speed with which we can develop products, establish clinical utility, complete clinical trials and regulatory approval processes, obtain reimbursement, and supply commercial quantities of the product to the market.

Our AB5000 and BVS 5000 systems compete with a temporary cardiac assist device from Thoratec Corporation, which is approved for post-cardiotomy support. In addition, the AB5000 and BVS 5000 compete with other blood pumps that are used in medical centers for a variety of applications, such as intra-aortic balloon pumps, including those offered by Datascope and Arrow International, and centrifugal pumps. Levitronix is conducting clinical trials in the U.S. for a device that may compete with our current heart assist products in some applications. Levitronix has licensed this product to Thoratec Corporation for distribution in the U.S. The FDA recently approved a product designed by CardiacAssist, Inc. that may compete with our Impella products, and Jarvik Heart is conducting clinical trials for a new ventricular assist device that may compete with our AB5000 and Impella products. Approval by the FDA of products that compete directly with our products would increase competitive pricing and other pressures.

Advances in medical technology, biotechnology and pharmaceuticals may reduce the size of the potential markets for our products or render those products obsolete. We are aware of other heart replacement device research efforts in the U.S., Canada, Europe and Japan. In October 2004, the FDA approved Syncardia Systems’ CardioWest Total Artificial Heart for use as a bridge to transplantation in cardiac transplant-eligible candidates at risk of imminent death from non-reversible biventricular failure. In addition, there are a number of companies—including Thoratec Corporation, World Heart Corporation, MicroMed Technology, Ventracor and several early-stage companies—that are developing permanent heart assist products, including implantable left ventricular assist devices and miniaturized rotary ventricular assist devices.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

We may pursue acquisitions to obtain complementary businesses, products or technologies. Any such acquisition may not produce the revenues, earnings or business synergies that we anticipate, and an acquired business, product or technology might not perform as we expect. Our management could spend a significant amount of time, effort and money in identifying, pursuing and completing the acquisition. If we complete an acquisition, we may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into our operations while striving to preserve the goodwill of the acquired company. In particular, we may lose the services of key employees of the acquired company, and we may make changes in management that impair the acquired company’s relationships with employees and customers.

Any of these outcomes could prevent us from realizing the anticipated benefits of an acquisition. To pay for an acquisition, we might use stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use our stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity would be reduced. We may be required to capitalize a significant amount of intangibles, including goodwill, which may lead to significant amortization charges. In addition, we may incur significant, one-time write-offs and amortization charges, such as our $13.3 million write-off of in-process research and development expenses in connection with the Impella acquisition. These amortization charges and write-offs could decrease our future earnings or increase our future losses.

Fluctuations in foreign currency exchange rates could result in declines in our reported sales and earnings.

Because some of our international sales are denominated in local currencies and not in U.S. dollars, our reported sales and earnings are subject to fluctuations in foreign currency exchange rates, primarily the Euro. The functional currency of Abiomed Europe is the Euro. At present, we do not hedge our exposure to foreign currency fluctuations. As a result, sales occurring in the future that are denominated in foreign currencies may be translated into U.S. dollars at less favorable rates, resulting in reduced revenues and earnings.

Risks Related to the Offering

The market price of our common stock is volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, from March 31, 2006 to March 31, 2007 the price of our stock ranged from a high of $16.19 per share to a low of $11.48 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

•	variations in our quarterly results of operations;

•	the status of regulatory approvals for our products;

•	the introduction of new products by us or our competitors;

•	acquisitions or strategic alliances involving us or our competitors;

•	changes in accounting principles;

•	changes in health care policy or third-party reimbursement practices;

•	changes in estimates of our performance or recommendations by securities analysts;

•	the hiring or departure of key personnel;

•	future sales of shares of common stock in the public market; and

•	market conditions in the industry and the economy as a whole.

In addition, the stock market in general and the market for shares of medical device companies in particular have experienced extreme price and volume fluctuations in recent years. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company’s stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

The sale of additional shares of our common stock, or the exercise of currently outstanding options and warrants to purchase our common stock, could dilute your ownership interest.

We have issued a substantial number of options and warrants to acquire our common stock, and we expect to continue to issue options to our employees and others. If all currently outstanding stock options and warrants were exercised, you would suffer dilution of your ownership interest. In addition, in connection with our acquisition of Impella CardioSystems AG in 2005, we may be obligated to make certain milestone payments. These payments may be made in stock, which would also result in a dilution of your ownership interest.

The sale of material amounts of common stock could encourage short sales by third parties and depress the price of our common stock. As a result, you may lose all or part of your investment.

The downward pressure on our stock price caused by the sale of a significant number of shares of our common stock, or the perception that such sales could occur, pursuant to this offering or by any of our significant stockholders could cause our stock price to decline, thus allowing short sellers of our stock an opportunity to take advantage of any decrease in the value of our stock. The presence of short sellers in our common stock may further depress the price of our common stock.

Our rights distribution, certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us and may prevent our stockholders from realizing a premium on our stock.

Our rights distribution and provisions of our certificate of incorporation and of the Delaware General Corporation Law may make it more difficult for a third party to acquire us, even if doing so would allow our stockholders to receive a premium over the prevailing market price of our stock. Our rights distribution and those provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could negatively affect our stock price.

The market value of our common stock could vary significantly, based on market perceptions of the status of our development efforts.

The perception of securities analysts regarding our product development efforts could significantly affect our stock price. As a result, the market price of our common stock has and could in the future change substantially when we or our competitors make product announcements. Many factors affecting our stock price are industry related and beyond our control.

We have not paid and do not expect to pay dividends, and any return on your investment will likely be limited to the value of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in “Risk Factors,” beginning on page 3 of this prospectus, as well as those set forth in our other SEC filings incorporated by reference herein.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We do not undertake any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the securities offered by this prospectus.

SELLING STOCKHOLDERS

The selling stockholders acquired the shares covered by this prospectus from us in connection with our acquisition of Impella CardioSystems AG. The shares are subject to transfer restrictions set forth in a registration rights and stock restriction agreement dated May 10, 2005 between us and the selling stockholders. The following table provides information regarding the beneficial ownership of our common stock by the selling stockholders as of May 11, 2007 and upon completion of the sale of all the shares offered under this prospectus. However, this does not necessarily mean that any of the selling stockholders will sell any or all of the shares being registered. For purposes of this table, we have assumed that the selling stockholders will sell all of the shares being offered by this prospectus.

For purposes of the following table, beneficial ownership is determined in accordance with rules promulgated by the SEC. Under the rules, shares of our common stock issuable under options that are currently exercisable or exercisable within 60 days after May 11, 2007, are deemed outstanding and are included in the number of shares beneficially owned by a person or entity named in the table and are used to compute the percentage ownership of that person or entity. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. We have calculated the percentage beneficially owned based upon 32,362,701 shares of common stock outstanding as of May 11, 2007.

	Shares beneficially owned before offering				Number of shares to be offered	Shares to be beneficially owned after offering
	Outstanding	Right to acquire	Total	Percent		Outstanding	Right to acquire	Total	Percent
Cooperatieve AAC LS U.A. (1)	791,497	—	791,497	2.4%	791,497	—	—	—	—
Oxford Bioscience Partners IV L.P. (2)	577,755	—	577,755	1.8%	577,755	—	—	—	—
Medica II Investments (International) L.P. (3)(4)	483,726	—	483,726	1.5%	483,726	—	—	—	—
Giza GE Venture Fund III L.P. (5)	315,614	—	315,614	1.0%	315,614	—	—	—	—
Medica II Investments (Israel) L.P. (3)(4)	148,495	—	148,495	*	148,495
Thorsten Siess (6)	120,874	8,750	129,624	*	120,874	—	8,750	8,750	*
Arthur Pergament	85,600	—	85,600	*	85,600	—	—	—	—
Medica II Investments (P.F.) (Israel) L.P. (3)(4)	72,120	—	72,120	*	72,120	—	—	—	—
Martin Leon (7)	69,649	—	69,649	*	69,649	—	—	—	—
Giza Alpinvest Venture Fund III L.P. (5)	66,677	—	66,677	*	66,677	—	—	—	—
Giza Venture Fund III L.P. (5)	54,335	—	54,335	*	54,335	—	—	—	—
Rolf Kaese (8)	54,252	—	54,252	*	54,252	—	—	—	—
Paul Spence (7)(9)	38,927	—	38,927	*	38,927	—	—	—	—
Daniel Burkhoff	33,672	—	33,672	*	33,672	—	—	—	—
The Estate of Eberhard Grube (7)	31,830	—	31,830	*	31,830	—	—	—	—
Helmut Reul	26,728	—	26,728	*	26,728	—	—	—	—
Richard Geoffrion (7)(10)	17,823	—	17,823	*	17,823	—	—	—	—
Giza Executive Venture Fund III L.P. (5)	16,639	—	16,639	*	16,639	—	—	—	—
Gunter Rau	14,423	—	14,423	*	14,423	—	—	—	—
Christoph Nix (11)	13,149	—	13,149	*	13,149	—	—	—	—
Giza Gmulot Venture Fund III L.P. (5)	11,130	—	11,130	*	11,130	—	—	—	—
Sebastian Schwandter (11)	10,640	—	10,640	*	10,373	267	—	267	*
Guido Derjung (11)	10,373	—	10,373	*	10,373	—	—	—	—
Mark Maguire (7)	8,661	—	8,661	*	8,661	—	—	—	—
Dirk Michels (11)	7,491	6,250	13,741	*	7,491	—	6,250	6,250	*
mRNA Fund II L.P. (2)	5,799	—	5,799	*	5,799	—	—	—	—
Donald Baim (7)	4,330	—	4,330	*	4,330	—	—	—	—
Paul Teirstein (7)	4,330	—	4,330	*	4,330	—	—	—	—
Peter Fitzgerald (7)	4,330	—	4,330	*	4,330	—	—	—	—
Paolo Cremascoli (12)	3,853	—	3,853	*	3,853	—	—	—	—
Total:	3,104,722	15,000	3,119,722	9.6%	3,104,455	267	15,000	15,267	*

*	Less than one percent.

(1)	Martien van Osch, an employee of Cooperatieve AAC LS U.A., was a member of the Supervisory Board of Impella Cardiosystems AG prior to our acquisition of Impella on May 10, 2005.

(2)	OBP Management IV L.P. is the general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. Jeffrey Barnes, the general partner of ORP Management IV L.P. was a member of the Board of Directors of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005. Collectively, Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. beneficially own 1.8% of our outstanding shares prior to the offering.

(3)	Collectively, Medica II Investments (International) L.P., Medica II Investments (Israel) L.P. and Medica II Investments (P.F.) (Israel) L.P. beneficially own 1.9% of our outstanding shares prior to the offering.

(4)	Yuval Binur, who was a member of the Supervisory Board of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005 is a general partner of the management company that controls Medica II Investments (International) L.P., Medica II Investments (Israel) L.P. and Medica II Investments (P.F.)(Israel) L.P.

(5)	Giza Alpinvest Venture Fund III L.P., Giza Executive Venture Fund III L.P., Giza GE Venture Fund III L.P., Giza Gmulot Venture Fund III L.P. and Giza Venture Fund III L.P. all have the same managing directors. Combined, these entities beneficially own approximately 1.4% of our outstanding shares prior to the offering. Avi Malcho, a former employee of Giza Investment Management (1993) Ltd., was a member of the Supervisory Board of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005.

(6)	Served as Chief Technology Officer of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005, continues to be employed by Abiomed Europe, and serves as Chief Technology Officer of Abiomed Europe.

(7)	Served as a consultant to Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005.

(8)	Served as the Chief Executive Officer of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005.

(9)	Currently serves as a consultant to us.

(10)	Served as Chairman of the Supervisory Board of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005.

(11)	Served as an employee of Impella CardioSystems AG prior to our acquisition of Impella on May 10, 2005 and continues to be employed by Abiomed Europe.

(12)	Serves as chief executive officer of a company that distributes our Impella products in parts of Europe.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. All costs, expenses and fees connected with the registration of these shares will be borne by us. Any brokerage commissions and similar expenses connected with selling the shares will be borne by the selling stockholders. The selling stockholders may offer and sell the shares covered by this prospectus from time to time in one or more transactions. The term “selling stockholder” includes pledgees, donees, transferees and other successors-in-interest who may acquire shares through a pledge, gift, partnership distribution or other non-sale-related transfer from the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale, and they may sell shares on one or more exchanges, through the NASDAQ Global Market or other market, in the over-the-counter market or in privately negotiated transactions at prevailing market prices at the time of sale, at fixed prices, at varying prices determined at the time of the sale or at negotiated prices. These transactions include:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	exchange or over-the-counter distributions in accordance with the rules of the exchange or other market;

•	block trades in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	after the effectiveness of the applicable registration statement that covers the shares included in this prospectus, sell the shares short and redeliver the shares to close out short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares covered by this prospectus, which they may in turn resell; and

•	pledge shares to broker-dealers or other financial institutions, which, upon a default, they may in turn resell.

The selling stockholders may also sell any shares under Rule 144 rather than with this prospectus if the sale meets the requirements of that rule.

In effecting sales, the selling stockholders may engage broker-dealers or agents, who may in turn arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders and/or from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions. To our knowledge, there is currently no plan, arrangement or understanding between any selling stockholder and any broker-dealer or agent regarding the sale of any shares by the selling stockholders.

The selling stockholders, any broker-dealers or agents and any participating broker-dealers that act in connection with the sale of the shares covered by this prospectus may be “underwriters” under the Securities Act with respect to those shares and will be subject to the prospectus delivery requirements of that act. Any profit that the selling stockholders realize, and any compensation that any broker-dealer or agent may receive in connection with any sale, including any profit realized on resale of shares acquired as principal, may constitute underwriting discounts and commissions. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain liabilities under statutes including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Section 10(b) of and Rule 10b-5 under the Exchange Act.

The securities laws of some states may require the selling stockholders to sell the shares in those states only through registered or licensed brokers or dealers. These laws may also require that we register or qualify the shares for sale in those states unless an exemption from registration and qualification is available and the selling stockholders and we comply with that exemption. In addition, the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the shares.

If a selling stockholder notifies us that he, she or it has entered into any material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, over-the-counter distribution or secondary distribution, or a purchase by a broker or dealer, we will file any necessary supplement to this prospectus to disclose:

•	the number of shares involved in the arrangement;

•	the terms of the arrangement, including the names of any underwriters, dealers or agents who purchase shares, as required;

•	the proposed selling price to the public;

•	any discount, commission or other underwriting compensation;

•	the place and time of delivery for the shares being sold;

•	any discount, commission or concession allowed, reallowed or paid to any dealers; and

•	any other material terms of the distribution of shares.

In addition, if a selling stockholder notifies us that a donee, pledgee, transferee or other successor-in-interest of the selling stockholder intends to sell more than 500 shares, we will file a supplement to this prospectus.

The selling stockholders will pay any underwriting discounts and commissions, any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services, and any other expenses incurred by the selling stockholders in disposing of the shares. We will pay the expenses we have incurred in connection with preparing and filing the related registration statements and this prospectus. We estimate that these expenses will be approximately $64,109. The selling stockholders may indemnify any broker-dealer or agent that participates in transactions involving the sale of the shares against liabilities, including liabilities under the Securities Act.

Pursuant to the registration rights and stock restriction agreement filed as an exhibit to the registration statements that include this prospectus, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or, if the indemnity is unavailable, will be entitled to contribution in connection with these liabilities.

Our common stock trades on the NASDAQ Global Market under the symbol “ABMD.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov.

Our principal internet address is www.abiomed.com. Information contained on our website is not incorporated by reference into this prospectus and, therefore, is not part of this prospectus or any accompanying prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. The following documents, which we filed with the Securities and Exchange Commission, are incorporated by reference in this prospectus:

(a)	Our annual report on Form 10-K for the fiscal year ended March 31, 2006 (as filed on June 14, 2006);

(b)	Our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006 (as filed on August 9, 2006);

(c)	Our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2006 (as filed on November 8, 2006);

(d)	Our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2006 (as filed on February 8, 2007);

(e)	Our current report on Form 8-K/A dated May 10, 2005 (as filed on July 27, 2005);

(f)	Our current report on Form 8-K dated May 25, 2006 (as filed on May 25, 2006);

(g)	Our current report on Form 8-K dated May 30, 2006 (as filed on June 1, 2006);

(h)	Our current report on Form 8-K dated June 27, 2006 (as filed on June 28, 2006);

(i)	Our current report on Form 8-K dated September 5, 2006 (as filed on September 5, 2006);

(j)	Our current report on Form 8-K dated September 5, 2006 (as filed on September 8, 2006);

(k)	Our current report on Form 8-K dated November 9, 2006 (as filed on November 14, 2006);

(l)	Our current report on Form 8-K dated November 10, 2006 (as filed on November 16, 2006);

(m)	Our current report on Form 8-K dated December 7, 2006 (as filed on December 8, 2006);

(n)	Our current report on Form 8-K dated December 20, 2006 (as filed on December 21, 2006);

(o)	Our current report on Form 8-K dated January 30, 2007 (as filed on February 5, 2007);

(p)	Our current report on Form 8-K dated March 21, 2007 (as filed on March 21, 2007);

(q)	Our current report on Form 8-K dated March 21, 2007 (as filed on March 26, 2007);

(r)	Our current report on Form 8-K dated March 27, 2007 (as filed on April 2, 2007);

(s)	Portions of our proxy statement on Schedule 14A filed with the SEC on July 10, 2006 that have been incorporated by reference into our annual report on Form 10-K; and

(t)	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act either (1) after April 2, 2007 and before the effectiveness of the registration statement, No. 333-141807, and (2) after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

You may request copies of these filings, at no cost, by writing to or calling our Investor Relations department at:

ABIOMED, Inc.

22 Cherry Hill Drive

Danvers, Massachusetts 01923

Telephone: (978) 777-5410

This prospectus is part of two registration statements on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statements. For further information about us and our securities, you should read the prospectus and the exhibits filed with the registration statements, as well as all prospectus supplements.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Foley Hoag LLP, Boston, Massachusetts. A partner at Foley Hoag LLP is our secretary, and he and other partners beneficially own, together with their immediate families, 10,000 shares of our common stock.

EXPERTS

The audited financial statements included in this prospectus, management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of ABIOMED, Inc. for the year ended March 31, 2006 and the audited historical financial statements included in Exhibit 99.2 of ABIOMED, Inc.’s Current Report on Form 8-K/A filed on July 27, 2005 have been so included or incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ABIOMED, Inc.:

We have completed integrated audits of ABIOMED Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ABIOMED, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) (not separately included herein) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 9A (not separately included herein), that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Impella Cardiosystems GmbH from its assessment of internal control over financial reporting as of March 31, 2006 because it was acquired by the Company in a purchase business combination during the year ended March 31, 2006. We have also excluded Impella Cardiosystems GmbH from our audit of internal control over financial reporting. Impella Cardiosystems GmbH is a wholly-owned subsidiary whose total consolidated assets and total consolidated revenues represent 6% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2006.

PricewaterhouseCoopers LLP

Boston, Massachusetts

June 12, 2006

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share data)

	March 31,
	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents	$7,618	$7,832
Short-term marketable securities	33,887	23,003
Accounts receivable, net of allowance for doubtful accounts of approximately $64 and $211 at March 31, 2005 and 2006, respectively	8,635	8,880
Inventories	3,877	4,868
Prepaid expenses and other current assets	1,207	1,860

Total current assets	55,224	46,443
Long-term Investments	2,112	—
Property and Equipment, net of accumulated depreciation of $10,867 and $12,077 at March 31, 2005 and 2006, respectively	2,804	4,824
Intangible Assets, net	418	8,164
Goodwill	—	19,106
Other Assets	503	—

Total Assets	$61,061	$78,537

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,132	$3,070
Accrued expenses	3,623	5,185
Deferred revenue	127	484

Total current liabilities	4,882	8,739

Deferred Income Taxes	—	310

Total Liabilities	4,882	9,049

Commitments and Contingencies	—	—
Stockholders’ Equity:
Class B Preferred Stock, $.01 par value—
Authorized—1,000,000 shares; Issued and outstanding—No shares
Common Stock, $.01 par value—
Authorized—100,000,000 shares;
Issued—22,079,311 shares at March 31, 2005 and 26,474,270 at March 31, 2006
Outstanding—22,079,311 shares at March 31, 2005 and 26,468,091 at March 31, 2006	221	265
Additional paid-in capital	170,095	214,666
Deferred stock-based compensation	(278)	(171)
Accumulated deficit	(113,859)	(143,308)
Treasury stock, at cost; 6,179 shares at March 31, 2006	—	(66)
Accumulated other comprehensive loss	—	(1,898)

Total stockholders’ equity	56,179	69,488

Total Liabilities and Stockholders’ equity	$61,061	$78,537

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except per share and share data)

	Fiscal Years Ended March 31,
	2004	2005	2006
Revenues:
Products	$25,070	$37,945	$43,322
Funded research and development	669	271	348

	25,739	38,216	43,670

Costs and Expenses:
Cost of product revenues, (excluding amortization)	7,591	9,366	11,685
Research and development	14,150	13,350	16,739
Selling, general and administrative	14,037	18,566	30,923
Acquired in-process research and development	—	—	13,306
Amortization of intangibles	213	187	1,308

	35,991	41,469	73,961

Loss From Operations	(10,252)	(3,253)	(30,291)

Other Income, net:
Investment income	634	801	1,194
Foreign exchange gain(loss)	156	91	(116)
Other	16	19	120

	806	911	1,198

Loss Before Provision for Income Taxes	(9,446)	(2,342)	(29,093)
Provision for Income Taxes	—	—	356

Net Loss	$(9,446)	$(2,342)	$(29,449)

Basic and Diluted Net Loss per Share:	$(0.45)	$(0.11)	$(1.15)

Weighted Average Shares Outstanding:	21,153,014	21,844,759	25,649,038

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Common Stock		Accumulated Paid-in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive Income (Loss)
	Number of Shares	Par Value
Balance, March 31, 2003	21,047,918	$210	$163,951	$—	$(102,071)	$—	$—	$62,090
Stock options exercised	295,272	3	1,452	—	—	—	—	1,455
Stock issued under employee stock purchase plan	28,837	1	133	—	—	—	—	134
Stock issued to directors	14,892	—	88	—	—	—	—	88
Deferred compensation related to employee stock option grants	—	—	72	(72)	—	—	—	—
Amortization of deferred compensation	—	—	—	15	—	—	—	15
Net loss	—	—	—	—	(9,446)	—	—	(9,446)

Balance, March 31, 2004	21,386,919	214	165,696	(57)	(111,517)	—	—	54,336
Stock options exercised	665,437	7	3,919	—	—	—	—	3,926
Stock issued under employee stock purchase plan	21,287	—	161	—	—	—	—	161
Stock issued to directors	5,668	—	60	—	—	—	—	60
Deferred compensation related to employee stock option grants	—	—	259	(259)	—	—	—	—
Amortization of deferred compensation	—	—	—	38	—	—	—	38
Net loss	—	—	—	—	(2,342)	—	—	(2,342)

Balance, March 31, 2005	22,079,311	221	170,095	(278)	(113,859)	—	—	56,179
Stock issued to acquire Impella CardioSystems AG	4,029,004	40	42,160	—	—	—	—	42,200
Restricted stock	24,000	1	—	86	—	—	—	87
Stock options exercised	313,628	3	1,952	—	—	—	—	1,955
Stock issued under employee stock purchase plan	23,970	—	204	—	—	—	—	204
Stock issued to directors	4,357	—	56	—	—	—	—	56
Amortization of deferred compensation	—	—	(9)	21	—	—	—	12
Stock compensation related to stock options	—	—	208	—	—	—	—	208
Treasury stock acquired from Business acquisition escrow at cost	(6,179)	—	—	—	—	(66)	—	(66)
Net loss	—	—	—	—	(29,449)	—	—	(29,449)	$(29,449)
Foreign currency translation	—	—	—	—	—	—	(1,898)	(1,898)	(1,898)

Comprehensive loss	—	—	—	—	—	—	—	—	$(31,347)

Balance, March 31, 2006	26,468,091	$265	$214,666	$(171)	$(143,308)	$(66)	$(1,898)	$69,488

The accompanying notes are an integral part of these consolidated financial statements.

ABIOMED, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Years Ended March 31,
	2004	2005	2006
Cash Flows from Operating Activities:
Net loss:	$(9,446)	$(2,342)	$(29,449)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,388	1,240	2,742
Bad debt expense (recovery)	35	(67)	193
Loss on abandonment of patents	55	49	—
Write-downs of inventory	465	36	423
Increase in deferred taxes	—	—	310
Stock-based compensation	103	98	371
Acquired in-process research and development	—	—	13,306
Changes in assets and liabilities, net of acquisition:
Accounts receivable	(587)	(2,563)	258
Inventories	(267)	(1,202)	(177)
Prepaid expenses, other current assets and other assets	(347)	(465)	173
Accounts payable	314	(238)	1,326
Accrued expenses	(887)	355	827
Deferred revenue	(864)	(65)	358

Net cash used in operating activities	(10,038)	(5,164)	(9,339)

Cash Flows from Investing Activities:
Proceeds from the maturity of short and long-term securities	10,197	42,169	42,016
Purchases of short and long-term securities	(38,968)	(39,520)	(29,021)
Cost of acquisition, net of cash acquired	—	—	(2,573)
Proceeds from disposal of equipment	12	—	11
Additions to patents	(41)	(36)	(133)
Purchases of property and equipment	(429)	(697)	(2,931)

Net cash (used in) provided by investing activities	(29,229)	1,916	7,369

Cash Flows from Financing Activities:
Proceeds from exercise of stock options and stock issued under employee stock purchase plan	1,589	4,087	2,159
Purchase of treasury stock	—	—	(66)

Net cash provided by financing activities	1,589	4,087	2,093

Net (Decrease) Increase in Cash and Cash Equivalents	(37,678)	839	123
Exchange rate effect on cash	(59)	(56)	91
Cash and Cash Equivalents, excluding marketable securities, at beginning of fiscal year	44,572	6,835	7,618

Cash and Cash Equivalents, excluding marketable securities, at end of fiscal year	$6,835	$7,618	$7,832

Supplemental Disclosures:
Income taxes paid, net of refunds	$33	$82	$59
Common shares issued for business acquisition	$—	$—	$42,200

The accompanying notes are an integral part of these consolidated financial statements

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	NATURE OF OPERATIONS

ABIOMED, Inc. and Subsidiaries (the Company) is a leading developer, manufacturer and marketer of medical products designed to assist or replace the pumping function of the failing heart. ABIOMED currently manufactures and sells the AB5000™ Circulatory Support System and the BVS® 5000 Biventricular Support System for the temporary support of all patients with failing but potentially recoverable hearts. In Europe, ABIOMED offers the IMPELLA® RECOVER® minimally invasive cardiovascular support systems under CE Mark approval. The IMPELLA products are not currently available for sale in the United States. The Company’s AbioCor® Implantable Replacement Heart was the subject of an initial clinical trial under an Investigational Device Exemption from the United States Food and Drug Administration. The AbioCor has not been approved for commercial distribution, and is not available for use or sale outside of the initial clinical trial.

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Our financial statements include the financial results of Impella CardioSystems GmbH from its date of acquisition on May 10, 2005.

In December 2005, the Company took action to consolidate its European operations by closing its ABIOMED B.V. facility located in The Netherlands and transferring the AB5000 and BVS 5000 sales and service operations to its Impella CardioSystems facility located in Aachen, Germany.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventories, patents, impairment of intangible assets and goodwill, income taxes including the valuation allowance for deferred tax assets, valuation of long-lived assets and investments, contingencies and litigation. We base our estimates on historical experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimated or assumed.

(c)	Revenue Recognition from Product Sales and Accounts Receivable

SEC Staff Accounting Bulletin No. 104 (“SAB 104”) provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB 104 establishes the SEC’s view that it is not appropriate to recognize revenue until all of the following criteria are met: (1) persuasive

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectibility is reasonably assured. Further, SAB 104 requires that both title and the risks and rewards of ownership be transferred to the buyer before revenue can be recognized. In addition to SAB 104, we follow the guidance of EITF 00-21, Revenue Arrangements with Multiple Deliverables.

We derive our revenues primarily from product sales, including maintenance service agreements. The great majority of our product revenues are derived from shipments of our AB5000 and BVS 5000 product lines to fulfill customer orders for a specified number of consoles and/or blood pumps for a specified price. We recognize revenues and record costs related to such sales upon product shipment.

Maintenance and service support contract revenues are recognized ratably over the term of the service contracts based upon the elapsed term of the service contract.

Government-sponsored research and development contracts and grants generally provide for payment on a cost-plus-fixed-fee basis. Revenues from these contracts and grants are recognized as work is performed, provided the government has appropriated sufficient funds for the work. Under contracts in which the Company elects to spend significantly more on the development project during the term of the contract than the total contract amount, the Company prospectively recognizes revenue on such contracts ratably over the term of the contract as it incurs related research and development costs, provided the government has appropriated sufficient funds for the work.

(d)	Translation of Foreign Currencies

All assets and liabilities of the company’s non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, Foreign Currency Translation. Resulting translation adjustments are reflected in the accumulated other comprehensive loss component of shareholders’ equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

(e)	Warranties

The Company routinely accrues for estimated future warranty costs on its product sales at the time of sale. Our products are subject to rigorous regulation and quality standards. Warranty costs are included in cost of product revenues within the consolidated statements of operations.

The following table summarizes the activities in the warranty reserve for the two fiscal years ended March 31, 2006 (in thousands),

	2005	2006
Balance at the beginning of the year	$245	$231
Accrual for warranties	198	193
Warranty expense incurred for the year	(212)	(257)

Balance at the end of the year	$231	$167

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(f)	Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following (in thousands):

	March 31,
	2005	2006
Raw materials	$1,016	$1,764
Work-in-process	871	659
Finished goods	1,990	2,445

	$3,877	$4,868

The Company regularly reviews inventory quantities on hand and writes down to its net realizable value any inventory believed to be excess and obsolete. If actual demand or market conditions are less favorable than projected demand, additional inventory write-downs may be required that could adversely impact financial results for the period in which the additional excess or obsolete inventory is identified.

(g)	Property and Equipment

The Company provides for depreciation on property and equipment by charges to operations in amounts that allocate the cost of depreciable assets over their estimated useful lives on a straight-line basis as follows:

Classification	Estimated Useful Life
Machinery and equipment	2 – 10 Years
Furniture and fixtures	4 – 10 Years
Leasehold improvements	Life of lease

Depreciation expense related to property and equipment was $1,230,000, $1,093,000 and $1,424,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Property and equipment consisted of the following (in thousands):

	March 31,
	2005	2006
Machinery and equipment	$9,965	$12,017
Furniture and fixtures	1,291	1,348
Leasehold improvements	2,415	2,546
Construction in progress	—	991

Total cost	13,671	16,902
Less accumulated depreciation	10,867	12,078

	$2,804	$4,824

During our fiscal year ended March 31, 2006, we capitalized to construction in progress approximately $0.9 million of costs primarily related to the licensing of SAP’s mySAP Business Suite for our U.S. operations. This cost primarily includes software licensing, equipment, consulting and internal labor costs incurred for this new ERP system implementation.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(h)	Intellectual Property

The Company capitalizes as intellectual property costs incurred, excluding costs associated with Company personnel, relating to patenting its technology. Capitalized costs, the majority of which represent legal costs, reflect the cost of both awarded patents and patents pending. The Company amortizes the cost of these patents over the estimated useful life of the patents, generally up to seven years. If the Company elects to stop pursuing a particular patent application or determines that a patent application is not likely to be awarded for a particular patent or elects to discontinue payment of required maintenance fees for a particular patent, the Company at that time records as expense the net capitalized amount of such patent application or patent.

(i)	Goodwill and Intangibles

As a result of the acquisition of Impella, the Company’s balance sheet as of March 31, 2006 includes goodwill. We assess the realizability of the goodwill on our books annually at October 31st as well as whenever events or changes in circumstances indicate that the goodwill may be impaired as required by SFAS No. 142, Goodwill and Other Intangible Assests.. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. The Company’s ability to realize the value of the goodwill will depend on the future cash flows of the business. If we are not able to realize the value of the goodwill, we may be required to incur material charges relating to the impairment of those assets. We completed our first annual review of goodwill as of October 31, 2005 and have determined that no write-down for impairment is necessary.

Acquisition-related intangible assets include the costs of acquired product technology, patents, trademarks and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives of seven years. The Company has no intangible assets with indefinite lives. We review other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets.

(j)	Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the fiscal year. Diluted net loss per share is computed by dividing net loss by the weighted-average number of dilutive common shares outstanding during the fiscal year. Dilutive shares outstanding are calculated by adding to the weighted shares outstanding any common stock equivalents from outstanding stock options and warrants based on the treasury stock method. In fiscal years when net income is reported, the calculation of diluted net income per share typically results in lower earnings per share than is calculated using the basic method. In fiscal years when a net loss is reported, such as the fiscal years ended March 31, 2004, 2005 and 2006, these potential shares from stock options and warrants are not included in the calculation because they would have an anti-dilutive effect, meaning the loss per share would be reduced. Therefore, in fiscal years when a loss is reported the calculation of basic and dilutive loss per share results in the same value.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The calculation of diluted weighted-average shares outstanding for the fiscal years ended March 31, 2004, 2005 and 2006 excludes potential stock from unexercised stock options that have an exercise price below the average market price as shown below.

Year Ended March 31,	Potential Dilutive Shares from Exercise of Common Stock Options
2004	222,593
2005	980,147
2006	577,845

The calculation of diluted weighted average shares outstanding excludes unissued shares of common stock associated with outstanding stock options that have exercise prices greater than the average market price. For the fiscal years ending March 31, 2004, 2005 and 2006, the weighted average number of these potential shares totaled 1,908,347, 825,014 and 1,417,130 shares, respectively. The calculation of diluted weighted average shares outstanding for these fiscal years also excludes warrants to purchase 400,000 share of common stock issued in connection with the acquisition of intellectual property (see Note 5).

(k)	Cash and Cash Equivalents

The Company classifies any marketable security with a maturity date of 90 days or less at the time of purchase as a cash equivalent.

At March 31, 2005 and March 31, 2006, the Company had restricted cash of approximately $97,000 and $261,000, respectively, which are included in other assets at March 31, 2005 and prepaid expenses and other current assets at March 31, 2006, respectively. This cash represents security deposits held in the Company’s European banks for certain facility and auto leases.

(l)	Marketable Securities and Long-term Investments

The Company classifies any security with a maturity date of greater than 90 days at the time of purchase as marketable securities and classifies marketable securities with a maturity date of greater than one year from the balance sheet date as long-term investments based upon the ability and intent of the Company. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity securities. At March 31, 2006 the held-to-maturity investment portfolio consisted primarily of government securities and corporate bonds with maturities of one year or less.

The amortized cost, including interest receivable, and market value of held–to-maturity short-term marketable securities were approximately $29,669,000 and $29,570,000 at March 31, 2005, and $16,901,000 and $16,866,000 at March 31, 2006, respectively.

The Company has classified its portion of the investment portfolio consisting of corporate asset-backed securities as available-for–sale securities. The cost of these securities approximates market value and was $4,218,000 at March 31, 2005 and $6,102,000 at March 31, 2006. Principal payments of these available-for-sale securities are typically made on an expected pre-determined basis rather than on the longer contractual maturity date.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The amortized costs, including interest receivable, and market value of the long-term investments were approximately $2,112,000 and $2,093,000 at March 31, 2005, respectively. The Company did not hold any long-term investments at March 31, 2006.

(m)	Disclosures about Fair Value of Financial Instruments

As of March 31, 2005 and 2006, the Company’s financial instruments were comprised of cash and cash equivalents, marketable securities, accounts receivable and accounts payable, the carrying amounts of which approximated fair market value.

(n)	Comprehensive Income

Comprehensive income is comprised of net income (loss) and other comprehensive (loss) income. Other comprehensive (loss) income includes certain changes in equity that are excluded from net income (loss), such as translation adjustments that are recorded as a result of translating the financial statements of our European subsidiary into U.S. currency.

(o)	Accounting for Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by APB No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations, including Interpretation 44, Accounting for Certain Transactions Involving Stock Compensation, for its plans. The Company has elected to follow the disclosure-only alternative requirements of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, no compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices at least equal to the fair market value of Common Stock at the date of grant.

In the process of adopting SFAS No. 123R, Share Based Payment, the Company determined that the historical estimated forfeiture rates used in the SFAS 123 pro forma disclosure in the previously issued financial statements were higher than the Company’s actual historical forfeiture rates resulting in an understatement of the Company’s pro forma stock compensation expense. The Company has revised its pro forma disclosure for the years ended March 31, 2004, 2005 and 2006 to reflect estimated forfeiture rates that are consistent with the Company’s historical forfeiture rates. This revision resulted in an increase in pro forma expense and pro forma net loss in the amount of $1,124, $2,276, and $1,788 and an increase in net loss per share of $0.05, $0.11 and $0.07 for the years ended March 31, 2004, 2005 and 2006, respectively, which is reflected in the table below.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

If compensation cost for the Company’s fiscal 2004, 2005 and 2006 grants issued under stock-based compensation plans, including costs related to grants in prior years had been determined based on SFAS 123, the Company’s pro forma net loss and pro forma loss per share for the years ended March 31, would have been as follows (in thousands, except per share data):

	2004	2005	2006
Net loss, as reported	$(9,446)	$(2,342)	$(29,449)
Add: Stock-based employee compensation included in reported net loss	103	98	340
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	2,814	5,145	6,307

Pro forma net loss	$(12,157)	$(7,389)	$(35,416)

Basic and diluted loss per share
As reported	$(0.45)	$(0.11)	$(1.15)
Pro forma	$(0.57)	$(0.34)	$(1.38)

The fair value per share of the options granted during fiscal years 2004, 2005 and 2006 was computed as $3.85, $8.05 and $6.91 per share, respectively, and was calculated using the Black-Scholes option-pricing model with the following assumptions.

	2004	2005	2006
Risk-free interest rate	2.56%	3.87%	4.14%
Expected dividend yield	—	—	—
Expected option term in years	5.3 years	7.5 years	7.3 years
Assumed stock price volatility	86%	84%	73%

In addition to compensation expense related to stock option grants, the pro forma compensation expense shown in the table above includes compensation expense related to stock issued under the Company’s Employee Stock Purchase Plan of approximately $19,000, $28,000 and $74,000 for fiscal 2004, 2005 and 2006, respectively.

This pro forma compensation expense may not be representative of the amount to be expected in future years as pro forma compensation expense may vary based upon the number of options granted and shares purchased. The pro forma tax effect of the employee compensation expense has not been considered due to the Company’s reported net losses.

The Company will implement SFAS 123(R) starting April 1, 2006.

(p)	Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs (FAS 151), which adopts wording from the International Accounting Standards Board’s (IASB) Standard No. 2, Inventories, in an effort to improve the comparability of international financial reporting. The statement is effective for the Company beginning in the first quarter of fiscal year 2007 and is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2004 the FASB issued a revised Statement of Financial Accounting Standard (SFAS) No. 123, Share-Based Payment (FAS 123(R)). FAS 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The requirements of SFAS 123(R) are effective for annual fiscal periods beginning after June 15, 2005. Through its fiscal year ended March 31, 2006, the Company has followed APB No.25 which does not require the recognition of compensation expense relating to the issuance of stock options so long as the quoted market price of the Company’s stock at the date of grant is less than or equal to the amount an employee must pay to acquire the stock. The original FAS 123 requires footnote disclosure only of pro forma net income as if a fair-value-based method had been used. The Company is transitioning on a “modified prospective” basis, and the adoption of SFAS 123(R) effective with the fiscal quarter ended June 30, 2006 is expected to have a material impact on the Company’s consolidated financial statements, although management is still evaluating the exact impact.

(q)	Reclassification

Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

(3)	ACQUISITION

In May 2005, the Company acquired all of the shares of outstanding capital stock of Impella CardioSystems AG (“Impella”) in exchange for approximately $1.6 million in cash and 4,029,004 shares of ABIOMED common stock, of which 210,000 shares were to be held in escrow through November 2006 for potential indemnification claims by the Company pursuant to the terms of the purchase agreement. As of March 31, 2006, 6,179 of the 210,000 escrowed shares have been returned to the Company as a result of ABIOMED’s settlement of undisclosed pre-acquisition liabilities. Impella develops, manufactures and markets minimally invasive cardiovascular support systems for numerous patient indications within the fields of cardiology and cardiac surgery. Impella’s Recover System pumps are designed to provide left and right ventricle support for patients suffering from reduced cardiac output and can potentially aid in recovering the hearts of patients suffering from acute myocardial infarction (AMI or Heart Attack), including those who have gone into cardiac shock. Impella has CE marks for each of its commercially available devices and currently markets them throughout Europe. The Company intends to seek FDA approval to sell the Impella Recover System blood pumps in the United States as well as regulatory approval in other countries in order to address wider market opportunities for cardiac assist and recovery.

The aggregate purchase price was approximately $45.1 million, which consisted of $42.2 million of the Company’s common stock, $1.6 million of cash paid to certain former shareholders of Impella, and $1.3 million of transaction costs, consisting primarily of fees paid for financial advisory and legal services. We issued 4,029,004 shares of our common stock, the fair value of which was based upon a five-day average of the closing price two days before and two days after the terms of the acquisition were agreed to and publicly announced.

In addition, the agreement provides that ABIOMED may make additional contingent payments to Impella’s former shareholders based on the Company’s future stock price performance and additional milestone payments related to FDA approvals and unit sales of Impella products. In general, if our stock price is between $15 and $18 as of the 18-month anniversary of the closing date, based on the daily volume weighted average price per share for the 20 trading days prior to such date, we will issue additional consideration equal to the difference between $18 and such average stock price, multiplied by approximately 4,200,000 shares, subject to adjustment as described below. In addition, there are provisions

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

that will reduce this amount to the extent that the Impella stockholders have, prior to the 18-month date, sold any of the shares we issued to them at the closing. Based on the number of shares sold by the former Impella stockholders as of May 19, 2006, the 4.2 million shares used to calculate the payment has been reduced to approximately 3.8 million shares. For example:

•	if the average stock price on the 18-month date is $16, we will be obligated to pay additional consideration of approximately $7.6 million,

•	if the average stock price on the 18-month date is $17, we will be obligated to pay additional consideration of approximately $3.8 million, and

•	if the average stock price on the 18-month date is outside of the $15 to $18 range, we will not be obligated to pay any additional consideration.

This payment may be made, at our option subject to the terms of the agreement and any necessary approvals, by any combination of cash or stock, subject to the limitations described below.

In addition to the payments described above related to the average stock price on the 18-month date, we have also agreed, subject to certain exceptions based on future stock price performance that are set forth in the agreement, to make additional payments of up to $16.75 million based on the following milestones:

•	upon FDA approval of Impella’s 2.5 liter pump system, a payment of $5,583,333,

•	upon FDA approval of Impella’s 5.0 liter pump system, a payment of $5,583,333, and

•	upon the sale of 1,000 units of Impella’s products worldwide between the closing and December 31, 2007, a payment of $5,583,334.

These milestone payments may be made, at our option, by a combination of cash or stock, except that no more than an aggregate of $15 million of these milestone payments may be made in the form of stock. In addition, the agreement specifically provides that under no circumstances will we deliver or be obligated to deliver, a number of shares of our stock that would require that our stockholders would be or would have been required to approve this transaction under applicable NASDAQ rules or other securities laws. If any contingent payments are made, they will result in an increase in the carrying value of goodwill.

The foregoing notwithstanding, if the average market price per share of ABIOMED’s common stock, as determined in accordance with the purchase agreement, as of the date of any of the milestones is achieved is $22 or more, no additional contingent consideration will be required with respect to the milestones. If the average market price is between $18 and $22 on the date of the Company’s achievement of a milestone, the relevant milestone payment will be reduced ratably.

The acquisition of Impella was accounted for under the purchase method of accounting and the results of operations of Impella have been included in the consolidated results of the Company from the acquisition date. The purchase price of the acquisition was allocated to tangible and intangible assets and assumed liabilities based on their estimated fair values at the date of acquisition. The Company allocated approximately $9.5 million of the purchase price to intangible assets comprised of existing technology, patents, trademarks and other purchased intangibles. In addition, approximately $13.3 million of the purchase price was allocated to in-process research and development (Note 10). The excess purchase price of approximately $20.3 million after this allocation has been accounted for as goodwill. The change in the carrying amounts of goodwill and intangible assets from the date of the acquisition to March 31, 2006 are due primarily to our translating the non-U.S. currency denominated balances at the prevailing exchange rate on the balance sheet date.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table presents the fair values of assets and liabilities recorded in connection with the Impella acquisition (in thousands).

Cash	$535
Accounts receivable	805
Inventories	1,335
Prepaid expenses and other current assets	514
Property and equipment	589
Intangible assets:
Patents (estimated useful life of 7 years)	6,179
Developed technology (estimated useful life of 7 years)	2,175
Distributor agreements (estimated useful life of 7 years)	800
Trademarks and tradenames (estimated useful life of 7 years)	314
Acquired in-process R&D Charge (“IPR&D”)	13,306

Total intangible assets	22,774
Goodwill	20,268
Accrued expenses and other current liabilities	(1,749)

Total consideration paid	$45,071

Of the $22.8 million of acquired intangible assets, $13.3 million was allocated to IPR&D and was written off at the date of acquisition as a non-cash acquisition charge to operations because the IPR&D had no alternative uses and had not reached technological feasibility. This non-cash acquisition charge is reflected in the accompanying statement of operations for the fiscal year ended March 31, 2006.

The amount of the IPR&D charge was determined by identifying IPR&D activities that have reached the “substance” stage of development and for which no alternative future use exists. In addition, the fair value of existing technology for U.S. based sales is included in expensed IPR&D due to the additional risks and expense incurred by the combined entity in obtaining regulatory approval for U.S. based market sales.

Management determined the valuation of the IPR&D using a number of factors. The value was based primarily on the discounted cash flow method. This valuation included consideration of (i) the stage of completion of each of the projects, (ii) the technological feasibility of each of the projects, (iii) whether the projects had an alternative future use, (iv) the estimated future residual cash flows that could be generated from the various projects and technologies over their respective projected economic lives, and (v) whether additional product development costs or regulatory risks would be incurred to bring the technology to completion.

The primary basis for determining the technological feasibility of these projects was whether the product has obtained approval from the FDA for commercial sales in the U.S. As of the acquisition date, the IPR&D projects, as well as the existing technologies and products have not completed or obtained sufficient clinical data to support an application to the FDA seeking commercial approval.

The economic benefit stream or annual cash flow generated for each of the IPR&D projects and existing technology product sales were determined based upon management’s estimate of future revenue and expected profitability of the various products and technologies involved. These projected cash flows were then discounted to their present values taking into account management’s estimate of future expenses that would be necessary to bring the projects to completion. The discount rates include a rate of return, which accounts for the time value of money, as well as risk factors that reflect the economic risk that the cash flows projected may not be realized. The cash flows were discounted at discount rates ranging from 23% to 25% per annum, depending on the project’s stage of completion and the type of complex functionality needed. This discounted cash flow methodology for the various projects included in the purchased IPR&D resulted in a total valuation of $13.3 million. Although work on the projects related to the IPR&D is anticipated to continue after the acquisition, the amount of the purchase price allocated to IPR&D was

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

written off because the projects underlying the IPR&D that was being developed were considered technologically feasible as of the acquisition date, however the assets utilized in these projects, excluding the patents, have no alternative future use.

The following represents the pro forma results of the ongoing operations for ABIOMED and Impella as though the acquisition of Impella had occurred at the beginning of the periods shown (in thousands, except per share data). The unaudited pro forma information, however, excludes the acquired in-process research and development charge of $13.3 million and is not necessarily indicative of the results that would have resulted had the acquisition occurred at the beginning of the fiscal years presented, nor is it necessarily indicative of future results.

	Fiscal Years Ended March 31,
	2005	2006
Revenue	$40,711	$43,836
Net loss	$(14,076)	$(19,303)
Net loss per common share (basic and diluted)	$(0.54)	$(0.74)

(4)	INTANGIBLE ASSETS AND GOODWILL

The carrying amount of goodwill was $19.1 million at March 31, 2006 as shown in the table below and was recorded in connection with the Company’s acquisition of Impella (Note 3) (in thousands).

Balance at May 10, 2005 (date of acquisition)	$20,129
Purchase price adjustments	131
Exchange rate impact	(1,154)

Balance at March 31, 2006	$19,106

The Company’s intangible assets in the consolidated balance sheets are detailed as follows (in thousands):

	March 31, 2005			March 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Patents	$1,053	$683	7 years	$6,990	$1,564	7 years
Trademarks and Tradenames	94	46	7 years	407	109	7 years
Distribution Agreements	—	—		754	99	7 years
Acquired Technology	—	—		2,054	269	7 years

Total	$1,147	$729		$10,205	$2,041

Amortization expense for intangible assets totaled $158,000, $138,000 and $1,307,000 for the years ending March 31, 2004, 2005 and 2006, respectively. Assuming no future acquisitions, the estimated aggregate amortization expense for the next five years is approximately $6.7 million.

(5)	CAPITAL STOCK

Each share of common stock has a voting right of one vote per share and generally has the right to elect, as a class, a minimum of 25% of the Company’s directors.

The Company has authorized 1,000,000 shares of Class B Preferred Stock, $0.01 par value, of which the Board of Directors can set the designation, rights and privileges. No shares of Class B Preferred Stock have been issued or are outstanding.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Fiscal Years Ended March 31, 2006 and 2005

In August 1997, the Company declared a dividend of one Preferred Share Purchase Right (the Right) for each outstanding share of common stock to its stockholders of record at August 28, 1997. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock with a par value of $0.01 per share, at a price of $45.00 per one one-thousandth of a share, subject to amendment. In accordance with the terms set forth in the Rights Agreement, the Rights are not exercisable until the occurrence of certain events, as defined. In addition, the registered holders of the Rights will have no rights as a common stockholder of the Company until the Rights are exercised. The Company’s Board of Directors may amend the terms of the Rights. The Rights expire on August 13, 2007.

In September 2000, the Company issued common stock and warrants to acquire the exclusive rights to the Penn State Heart together with complete ownership of a company incorporated to commercialize the Penn State Heart called BeneCor Heart Systems, Inc. The terms of this transaction consisted of payment of 110,000 shares of the Company’s common stock, plus the issuance of warrants to purchase up to 400,000 additional shares of the Company’s common stock at an exercise price of $0.01 per share. Exercise of the warrants is contingent on the achievement of certain clinical and regulatory milestones with the Penn State Heart by specified dates, the last of which is September 30, 2007. Warrants not vested and exercised by September 30, 2007 expire. The value of the common stock and warrants issued in connection with the transaction are included in stockholders’ equity at values of $3,145,000 and $3,145,000, respectively, representing the fair value of the stock and warrants based on the closing market price for the Company’s stock on the closing date for this transaction. These amounts were fully expensed as in-process research and development on the date of acquisition because the technology had no future alternate use. As of March 31, 2006, approximately 400,000 warrants were outstanding and none were exercisable.

See Note 3 to these consolidated financial statements for the effect on the Company’s capital structure from the May 10, 2005 acquisition of Impella CardioSystems AG.

(6)	Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). The asset and liability approach used under SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to tax benefit carryforwards and to differences between the financial statement amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. A valuation reserve is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, a valuation reserve has been established for the full amount of the deferred tax asset. Of the change this year in the valuation reserve, approximately $0.9 million relates to stock option compensation deductions. The tax benefit associated with the stock option compensation deductions will be credited to equity when realized. In addition, the valuation reserve changed by approximately $4.0 million as a result of acquisition accounting.

At March 31, 2006, the Company had federal and state Net Operating Loss (NOL) carryforwards of approximately $67.9 million and $24.1 million, respectively, which begin to expire in fiscal 2007. At March 31, 2006, the Company also had foreign NOL carryforwards of approximately $24.8 million that can be carried forward indefinitely. Additionally, at March 31, 2006, the Company had federal and state research and experimentation credit carryforwards of approximately $5.6 million and $3.8 million, respectively, which begin to expire in fiscal 2007. Section 382 of the Internal Revenue Code contains provisions that could place annual limitations on the use of these net operating loss and credit carryforwards in the event of a change in ownership, as defined.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Loss before income taxes is as follows for the years ended March 31 (in thousands):

2004		2005	2006
Loss before income taxes:
United States	$(8,602)	$(1,761)	$(10,599)
Foreign	(844)	(581)	(18,494)

Income (loss) before income taxes	$(9,446)	$(2,342)	$(29,093)

Provision for income taxes:
Current:
Federal			$46
State			—
Foreign			—

Total current			$46

Deferred:
Federal			$264
State			46
Foreign			—
Change in valuation allowance			—

Total deferred			$310

Total tax provision			$356

There were no current or deferred tax provision for the fiscal years ended March 31, 2004 and 2005. Differences between the federal statutory income tax rate and the effective tax rates for the year ended March 31, 2006, are summarized as follows:

2006
Statutory income tax rate	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	—
Decrease in valuation allowance	(42.0)
Credits and expired NOL	2.5
Rate differential on foreign operations	4.7
Alternative minimum tax	(.2)
Other, net	(.2)

Effective tax rate	(1.2%)

For fiscal years 2004 and 2005 the effective tax rate of zero differs from the statutory rate of 34% primarily due to the inability of the Company to recognize deferred tax assets as a result of its net operating loss position.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The components of the Company’s net deferred taxes were as follows at March 31 (in thousands):

	2005	2006
Assets
NOL carryforwards and tax credit carryforwards	$35,873	$32,700
Foreign NOL carryforwards	—	7,119
Nondeductible reserves and accruals	1,051	1,070
Deferred revenue	44	132
Depreciation	477	505
Amortizable intangibles other than goodwill	—	5,284
Other, net	872	1,079
Capitalized research and development	13,925	23,721

	52,242	71,610

Liabilities
Identified intangibles	—	(3,108)
Indefinite lived intangible	—	(310)

	—	(3,418)

Net deferred tax asset	52,242	68,192
Valuation allowance	(52,242)	(68,502)

Net deferred taxes	—	$(310)

The change in the valuation allowance of $16.3 million is primarily due to the impact of the Impella acquisition and current year operating losses without current tax benefit.

In October 2004, the President signed into law the American Jobs Creation Act (“the Act”). The Act allows for a federal income tax deduction for a percentage of income earned from certain domestic production activities. The Company’s domestic, or U.S., production activities should qualify for the deduction. However, due to the Company’s current year federal income tax losses, no benefit from this deduction is allowed.

Management has determined that the Company is not likely to realize the income tax benefit of its net deferred tax assets. To the extent the Company generates income in future years, the tax provision will reflect the realization of such benefits, with the exception of benefits attributable to acquired deferred tax assets. The recognition of such amount in future years will be allocated to reduce the excess of the purchase price over the net assets acquired and other non-current intangible assets.

As a result of the adoption of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”) and the current year acquisition of Impella, the Company has recorded a valuation allowance in excess of its net deferred tax assets to the extent the difference between the book and tax basis of indefinite lived intangible assets is not expected to reverse during the net operating loss carryforward period.

The net deferred tax liability of $310,000 at March 31, 2006 is a result of the difference in accounting for the Company’s goodwill, which is amortizable over 15 years for tax purposes but not amortized for book purposes, in accordance with SFAS 142. The net deferred tax liability cannot be offset against the Company’s deferred tax assets under U.S. generally accepted accounting principals since it relates to an indefinite-lived asset and is not anticipated to reverse in the same period.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7)	COMMITMENTS AND CONTINGENCIES

The Company applies the disclosure provisions of FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (FIN No. 45) to its agreements that contain guarantee or indemnification clauses. These disclosure provisions expand those required by SFAS No. 5 Accounting for Contingencies, by requiring that guarantors disclose certain types of guarantees, even if the likelihood of requiring the guarantor’s performance is remote. The following is a description of arrangements in which the Company is a guarantor.

Product Warranties—The Company routinely accrues for estimated future warranty costs on its product sales at the time of sale. The AB5000 and BVS products are subject to rigorous regulation and quality standards. Operating results could be adversely effected if the actual cost of product failures exceeds the estimated warranty provision.

Patent indemnifications—In many sales transactions, the Company indemnifies customers against possible claims of patent infringement caused by the Company’s products. The indemnifications contained within sales contracts usually do not include limits on the claims. The Company has never incurred any material costs to defend lawsuits or settle patent infringement claims related to sales transactions. Under the provisions of FIN No. 45, intellectual property indemnifications require disclosure only.

As of March 31, 2006, the Company had entered into leases for its facilities, including its primary operating facility in Danvers, Massachusetts, with terms through fiscal 2010. The Danvers lease may be extended, at the Company’s option, for two successive additional periods of five years each with monthly rent charges to be determined based on then current fair rental values. The Company’s lease for its Aachen location expires in August 2008 unless an option to extend for an additional four years is exercised by the Company. In December 2005 we closed our office facility in The Netherlands, recording a charge of approximately $58,000 for the remaining lease term. Total rent expense under these leases, included in the accompanying consolidated statements of operations approximated $821,000, $824,000 and $1,262,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Future minimum lease payments under all significant non-cancelable operating leases as of March 31, 2006 are approximately as follows (in thousands):

Fiscal Year Ending March 31,	Operating Leases
2007	1,703
2008	1,371
2009	1,035
2010	710

Total future minimum lease payments	$4,819

From time-to-time, the Company is involved in legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management, in consultation with the Company’s general counsel, presently believes that the outcome of each such other proceedings or claims which are pending or known to be threatened, or all of them combined, is not expected to have a material adverse effect on the Company’s financial position, cash flow and results.

On May 15, 2006 Richard A. Nazarian, as Selling Stockholder Representative, filed a Demand for Arbitration (subsequently amended) with the Boston office of the American Arbitration Association,

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

seeking 600,000 shares of unrestricted Abiomed stock for an alleged breach of our obligation to fund development of the Penn State Heart program and an alleged cancellation of the Penn State Heart development project. The Company intends to vigorously defend against the claims asserted.

(8)	STOCK OPTION AND PURCHASE PLANS

With the exception of 6,848 outstanding options that were granted to certain employees during our fiscal year ended March 31, 2004, with an exercise price of $0.01 per share, all outstanding stock options of the Company as of March 31, 2006 were granted with an exercise price equal to the fair market value on the date of grant. For the options and restricted stock granted below fair market value, compensation expense is recognized ratably over the vesting period. Outstanding stock options, if not exercised, expire 10 years from the date of grant.

The 1992 Combination Stock Option Plan (the “Combination Plan”), as amended, was adopted in September 1992 as a combination and amendment of the Company’s then outstanding Incentive Stock Option Plan and Nonqualified Plan. A total of 2,670,859 options were awarded from the Combination Plan during its ten-year restatement term that ended on May 1, 2002. As of March 31, 2006, 220,420 of these options remain outstanding, fully vested and eligible for future exercise.

The 1998 Equity Incentive Plan, (the “Equity Incentive Plan”), was adopted by the Company in August 1998. The Equity Incentive Plan provides for grants of options to key employees, directors, advisors and consultants as either incentive stock options or nonqualified stock options as determined by the Company’s Board of Directors. A maximum of 1,000,000 shares of common stock may be awarded under this plan. Options granted under the Equity Incentive Plan are exercisable at such times and subject to such terms as the Board of Directors may specify at the time of each stock option grant. Options outstanding under the Equity Incentive Plan have vesting periods of 3 to 5 years from the date of grant.

The 2000 Stock Incentive Plan, (the “2000 Plan”), as amended, was adopted by the Company in August 2000. The 2000 Plan provides for grants of options to key employees, directors, advisors and consultants to the Company or its subsidiaries as either incentive or nonqualified stock options as determined by the Company’s Board of Directors. Up to 4,900,000 shares of common stock may be awarded under the 2000 Plan and are exercisable at such times and subject to such terms as the Board of Directors may specify at the time of each stock option grant. Options outstanding under the 2000 Plan generally vest 4 years from the date of grant.

The Company has a nonqualified stock option plan for non-employee directors (the “Directors’ Plan”). The Directors’ Plan, as amended, was adopted in July 1989 and provides for grants of options to purchase shares of the Company’s common stock to non-employee Directors of the Company. Up to 400,000 shares of common stock may be awarded under the Directors’ Plan. Options outstanding under the Director’s Plan have vesting periods of 1 to 5 years from the date of grant.

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes stock option activity under all of the Company’s stock option plans:

The following table summarizes certain data for options outstanding and exercisable under all plans at March 31, 2006.

	Number of Options	Exercise Price	Weighted Avg. Exercise Price Per Share
Outstanding, March 31, 2003	3,100,292	$2.81 – $36.53	9.35
Granted	547,054	$0.01 – $ 8.99	5.30
Exercised	(295,272)	$3.13 – $ 8.19	4.98
Canceled	(275,235)	$0.01 – $34.06	9.47

Outstanding, March 31, 2004	3,076,839	$0.01 – $36.53	$9.05
Granted	1,487,400	$8.72 – $15.42	10.34
Exercised	(665,437)	$0.01 – $13.19	5.90
Canceled	(281,296)	$0.01 – $27.13	9.63

Outstanding, March 31, 2005	3,617,506	$0.01 – $36.53	$10.11
Granted	1,108,882	$8.36 – $13.13	9.42
Exercised	(317,985)	$4.59 – $12.90	6.33
Canceled	(446,760)	$0.01 – $30.00	11.09

Outstanding, March 31, 2006	3,961,643	$0.01 – $36.53	$10.11

Exercisable, March 31, 2006	1,637,702	$0.01 – $36.53	$11.10

Exercisable, March 31, 2005	1,423,805	$0.01 – $36.53	$10.99

Exercisable, March 31, 2004	1,627,765	$2.81 – $36.53	$8.94

Shares available for future issuance, March 31, 2006	2,247,385

The following table summarizes certain data for options outstanding and exercisable under all plans at March 31, 2006.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding As of March 31, 2006	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Exercisable As of March 31, 2006	Weighted Avg. Exercise Price
$ 0.01 – $ 3.65	6,848	7.8	$0.01	5,069	$0.01
$ 3.66 – $ 7.31	1,003,820	4.7	6.31	734,105	6.44
$ 7.32 – $10.96	2,128,725	8.8	9.55	318,028	9.74
$10.97 – $14.61	285,500	8.0	12.18	81,250	12.32
$14.62 – $18.27	295,600	5.0	15.56	258,100	15.65
$18.28 – $21.92	119,400	4.6	18.77	119,400	18.77
$21.93 – $25.57	95,000	5.2	24.12	95,000	24.12
$25.58 – $29.22	19,000	3.9	27.17	19,000	27.17
$29.23 – $32.88	3,000	4.6	30.00	3,000	30.00
$32.89 – $36.53	4,750	4.5	36.06	4,750	36.06

Total	3,961,643	7.2	$10.11	1,637,702	$11.10

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company has an Employee Stock Purchase Plan (the Purchase Plan), as amended. Under the Purchase Plan, eligible employees (including officers and directors) who have completed three months of employment with the Company or its subsidiaries who elect to participate in the Purchase Plan instruct the Company to withhold a specified amount from each payroll period during a six-month payment period (the periods April 1 – September 30 and October 1 – March 31). On the last business day of each payment period, the amount withheld is used to purchase common stock at an exercise price equal to 85% of the lower of its market price on the first business day or the last business day of the payment period. Up to 500,000 shares of common stock may be issued under the Purchase Plan, of which 260,093 shares are available for future issuance as of March 31, 2006. During the fiscal years ended March 31, 2004, 2005 and 2006, 28,837, 21,287 and 23,970 shares of common stock, respectively, were sold pursuant to the Purchase Plan.

The Company has a consulting agreement with David M. Lederman, Ph.D., its former Chief Executive Officer and former Chairman of its Board of Directors. Under this consulting agreement, Dr. Lederman has agreed to serve as a senior advisor for four years, starting on April 2, 2005. Dr. Lederman’s existing non-qualified stock options that were awarded in the past during his tenure as the Company’s CEO will remain unmodified and will continue to vest during the term of his service as a non-employee advisor. He will have the ability to exercise the options during this term. These options are considered variable options, the fair value of which will be expensed over the term of the consulting agreement, subject to adjustment based on the market price of the Company’s common stock at the close of each financial reporting period.

(9)	RESEARCH AND DEVELOPMENT

Research and development is a significant portion of the Company’s operations. The Company’s research and development efforts are focused on the development of new products related to cardiac assist, recovery and heart replacement and to continually enhance and improve our existing products. Research and development costs are expensed when incurred and include direct materials and labor, depreciation, contracted services and other costs associated with developing new products and significant enhancements to existing products. Research and development expense for the fiscal years ended March 31, 2004, 2005 and 2006 were $14.2 million, 13.4 million and $16.7 million, respectively.

(10)	401K PLAN

The Company has a 401(k) Plan that covers all employees who are at least 20 years of age. Amounts paid by the Company to match a portion of employees’ contributions and discretionary amounts determined by the Company’s Board of Directors totaled approximately $241,000, $240,000 and $232,000 for the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

(11)	ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	March 31,
	2005	2006
Salaries and benefits	$2,041	$3,432
Warranty	231	167
Professional, accounting and auditing fees	1,057	1,224
Other	294	362

	$3,623	$5,185

ABIOMED, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12)	RESTRUCTURING

In December 2005, the Company took action to consolidate its European operations by closing its ABIOMED B.V. facility located in The Netherlands and transferring the AB5000 and BVS 5000 sales and service operations to its Impella CardioSystems facility located in Aachen, Germany. The Company recorded a charge of $122,000 consisting of severance and unpaid rent obligations in connection with this consolidation of which $67,000 remains in accrued expenses at March 31, 2006 related to rent obligations that are expected to be paid during fiscal 2007.

(13)	SEGMENT AND ENTERPRISE WIDE DISCLOSURES

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment—the research, development and sale of medical devices to assist or replace the pumping function of the failing heart. Approximately 59% of the Company’s total consolidated assets are located within the United States as of March 31, 2006. Remaining assets are located in Europe. International sales accounted for 13%, 8% and 8% of total product revenue during the fiscal years ending March 31, 2006, 2005 and 2004.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On May 10, 2005, we acquired all of the shares of outstanding capital stock of Impella CardioSystems AG, a privately held company located in Aachen, Germany. Our acquisition of Impella was accounted for under the purchase method of accounting and the results of operations of Impella have been included in our consolidated results since the acquisition date. The aggregate purchase price was approximately $45.1 million, which consisted of shares of our common stock having an aggregate market value of $42.2 million (based on the average closing price of our common stock for five-day period beginning two days before the terms of the acquisition were agreed to and publicly announced), $1.6 million of cash paid to certain former shareholders of Impella, and $1.3 million of transaction costs, consisting primarily of fees paid for financial advisory and legal services.

Of the 4,029,004 shares of common stock we issued at the closing, 210,000 shares were placed in escrow for the purpose of partially securing amounts payable to us by the former shareholders of Impella under the indemnification provisions of the share purchase agreement entered into in connection with the acquisition. As of March 31, 2006, 6,179 of the 210,000 escrowed shares have been returned to us in settlement of losses associated with undisclosed pre-acquisition liabilities.

The share purchase agreement further provides that we may be required to make additional payments to Impella’s former shareholders based on the future price performance of our common stock and the achievement of milestones related to FDA approvals and unit sales of Impella products. The actual amounts that may become payable could range from $0 to approximately $29 million. We may pay any such amounts using cash or a combination of cash and stock.

Impella develops, manufactures and markets minimally invasive cardiovascular support systems for numerous patient indications within the fields of cardiology and cardiac surgery. Impella’s Recover System pumps are designed to provide left and right ventricle support for patients suffering from acute myocardial infarction (AMI or Heart Attack) including those who have gone into cardiac shock. Impella has CE marks for each of its devices and currently markets them throughout Europe. We intend to seek FDA approval to sell the Impella Recover System blood pumps in the United States in order to address wider market opportunities for cardiac assist and recovery.

The following unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2006 gives effect to the acquisition of Impella as if it had occurred on April 1, 2005 (in thousands, except per share data). The unaudited pro forma condensed combined statement of operations for the twelve months ended March 31, 2006 is based on our historical consolidated results of operations for the twelve months ended March 31, 2006 and Impella’s historical results from April 1, 2005 through the date of acquisition, May 10, 2005. The following combined condensed pro forma statement of operations and the accompanying notes should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus.

The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations of the consolidated company that would have actually occurred had the acquisition of Impella been effected as of the date described above.

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

For the Twelve Months Ended March 31, 2006

	Abiomed, Inc 3/31/2006	Impella April 1, 2005- May 10, 2005	Pro forma Adjustments		Pro forma as adjusted
Revenues:
Product revenues	43,322	160			43,482
Funded research and development	348				348

Total Revenues:	43,670	160			43,830

Costs and expenses:
Cost of product revenues (excluding amortization)	11,685	606			12,291
Research and development	16,739	329			17,068
Selling, general and administrative	30,923	2,215			33,138
Acquired in-process research and development	13,306	—			13,306
Amortization of intangibles	1,308	—	113	(A)	1,421

	73,961	3,150	113		77,224

Loss from operations	(30,291)	(2,990)	(113)		(33,394)

Other income, net
Investment income	1,194	2			1,196
Foreign exchange gain (loss)	(116)	1			(115)
Other	120	6			126

	1,198	9	—		1,207
Loss before provision for income taxes	(29,093)	(2,981)	(113)		(32,187)
Provision for income taxes	356	—	—		356
Net loss	(29,449)	(2,981)	(113)		(32,543)

Basic and Diluted loss per share	$(1.15)				$(1.25)
Weighted average shares outstanding	25,649				25,959	(B)

(A)	The pro forma adjustment relates to amortization of intangible assets acquired as part of the acquisition. Total amortization for intangibles in the condensed combined statements of operations at March 31, 2006 including Impella from May 10, 2005 was $1,307,000. A pro forma adjustment of $113,000 was recorded to reflect the additional amortization expense related to intangible assets acquired as part of the acquisition for the period April 1, 2005 to May 10, 2005.
(B)	The pro forma basic and diluted net loss per common share are computed by dividing the net loss by the weighted average number of common shares outstanding. When a net loss is reported, basic and diluted loss per share results in the same value. The calculation of the basic and diluted weighted average number of common shares outstanding assumes that the 4,029,004 shares of our common stock issued in the acquisition of Impella occurred as of April 1, 2005. If the 4,029,004 shares were issued as of April 1, 2005 the weighted average shares for the year ended March 31, 2006 would have been 25,959.